SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: 2007 Management Discusssion & Analysis

Management Discussion

& Analysis

2007

Disclaimer

This English language translation of the Management Discussion & Analysis report prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Years ended December 31, 2006 and 2007

CONTENTS

1.

Overview

3

2.

Analysis of the Group's income statement and capital expenditures

8

2.1

From Group revenues to gross operating margin

8

2.1.1

Revenues

9

2.1.2

Operating expenses

10

2.1.3

Gross operating margin

12

2.2

From Group gross operating margin to operating income

13

2.3

From Group operating income to net income

15

2.3.1

Finance costs, net

15

2.3.2

Income tax

16

2.3.3

Consolidated net income after tax of continuing operations

16

2.3.4

Consolidated net income after tax of discontinued operations

16

2.3.5

Consolidated net income after tax

16

2.4

Group capital expenditures

17

2.4.1

Capital expenditures

17

2.4.2

Investment commitments

18

2.4.3

Investment projects

18

3.

Analysis by business segment

19

3.1

Personal Communication Services (PCS)

21

3.1.1

Revenues - PCS

22

3.1.2

Gross operating margin - PCS

25

3.1.3

Capital expenditures on tangible and intangible assets excluding licenses - PCS

25

3.1.4

Telecommunication licenses - PCS

26

3.2

Home Communication Services (HCS)

26

3.2.1

Revenues - HCS

27

3.2.2

Gross operating margin - HCS

30

3.2.3

Capital expenditures on tangible and intangible assets excluding licenses - HCS

31

3.3

Enterprise Communication Services (ECS)

31

3.3.1

Revenues - ECS

32

3.3.2

Gross operating margin - ECS

33

3.3.3

Capital expenditures on tangible and intangible assets excluding licenses - ECS

33

4.

Cash flows, shareholders' equity and financial debt

33

4.1

Liquidity and cash flows

33

4.2

Shareholders' equity

37

4.3

Financial debt and financing resources

37

4.3.1

Net financial debt

37

4.3.2

Financing resources

38

4.3.3

Exposure to market risks and financial instruments

38

4.3.4

France Telecom’s debt ratings

38

5.

Additional information

39

5.1

Transition from data on a historical basis to data on a comparable basis

39

5.2

Research and Development

42

5.3

Social and environmental information

44

5.4

Contractual obligations and off-balance sheet commitments

44

5.5

Events occurring after closing

44

5.6

Financial glossary

44

The following comments are made on the basis of the consolidated financial statements according to International Financial Reporting Standards (IFRS) (see Note 1 and 2 to the consolidated financial statements). Data relating to the business segments and sub-segments presented in the following sections is assumed, except where otherwise indicated, to be prior elimination of inter-segment and inter-sub-segment transactions business segments are described in Section 3 "Analysis by business segment"). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see definition in Section 5.6 "Financial glossary") for 2006 is described in Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

1. OVERVIEW

¢

Financial data and workforce

(in millions of euros)	Years ended December 31
	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues	52,959	51,541	51,702	2.8%	2.4%
GOM (2)	19,116	18,486	18,539	3.4%	3.1%
GOM / Revenues	36.1%	35.9%	35.9%
Operating income	10,799	-	6,988	-	54.5%
Operating income / Revenues	20.4%	-	13.5%
CAPEX (2)	6,979	6,721	6,732	3.8%	3.7%
CAPEX / Revenues	13.2%	13.0%	13.0%
Telecommunication licenses	85	283	283	(70.0)%	(70.0)%
Average number of employees (2)	183,799	191,343	189,028	(3.9)%	(2.8)%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

See Section 5.6 "Financial glossary".

¢

Net income

(in millions of euros)	Years ended December 31
	2007	2006
		historical
		basis
Operating income	10,799	6,988
Finance costs, net	(2,650)	(3,251)
Income tax	(1,330)	(2,180)
Consolidated net income after tax of continuing operations	6,819	1,557
Consolidated net income after tax of discontinued operations	-	3,211
Consolidated net income after tax	6,819	4,768
Net income attributable to equity holders of France Telecom S.A.	6,300	4,139
Minority interests	519	629

¢

Net financial debt and organic cash flow

(in millions of euros)	Years ended December 31
	2007	2006
		historical
		basis
Organic cash flow (1)	7,818	6,906 (2)
Net financial debt (1)	37,980	42,017
Ratio of Net financial debt / GOM	1.99	2.27

(1)

See Section 5.6 "Financial glossary".

(2)

Excluding PagesJaunes Groupe, operation disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements). With PagesJaunes Groupe, organic cash flow amounted to 7.157 billion euros in 2006.

¢

Summary of results of the year

☐

Revenues

Revenues amounted to 52.959 billion euros in 2007, up 2.4% on a historical basis compared to 2006. On a comparable basis, annual growth comes in at 2.8%, 1.6 points above from the previous year. The improvement concerned the mature markets (see Section 5.6 "Financial glossary") in Western Europe, with in particular the operations in France, the United Kingdom, and Spain, and Enterprise Communication Services. In parallel, markets with high growth potential (see section 5.6 "Financial glossary") continued to be buoyant with revenues up 15.3%.

☐

Gross operating margin

Gross operating margin ( referred to hereinafter as "GOM", see Section 5.6 "Financial glossary") amounted to 19.116 billion euros in 2007, up 3.1% on a historical basis and up 3.4% on a comparable basis. The ratio of GOM to revenues were at 36.1% in 2007, which is a 0.2 point improvement compared to 2006, on a historical basis as well as on a comparable basis. This change is higher than the announced target of near stabilization of the ratio of GOM to revenues in 2007. It reflects:

-

the 0.5 point drop in the ratio of purchases and inter-operator costs to revenues, which was 14.9% in 2007 compared to 15.4% in 2006 on a comparable basis (15.6% on a historical basis);

-

and the 0.2 point drop in the ratio of labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.6 "Financial glossary") to revenues, standing at 16.6% in 2007 compared to 16.8% in 2006 on a comparable basis (16.6% on a historical basis). The number of employees (active employees at end of period, see Section 5.6 "Financial glossary") changed from 192,024 at December 31, 2006 to 187,331 at December 31, 2007 on a comparable basis, i.e. a drop of 2.4% on a comparable basis (1.9% drop on a historical basis).

In parallel, the increase in commercial expenses (see Section 5.6 "Financial glossary") remained under control, with a ratio of commercial expenses to revenues of 15.3%, i.e. slight increase of 0.2 points compared to the previous year on a comparable basis (up 0.3 points on a historical basis).

☐

Operating income

Operating income amounted to 10.799 billion euros in 2007, up from 6.988 billion euros in 2006 on a historical basis, i.e. an improvement of 3.811 billion euros, linked to a large extent to the very sharp drop in the impairment of goodwill, limited to 26 million euros in 2007 compared to impairment of 2.800 billion euros in 2006. To this were primarily added the upturn of 672 million euros in gains on disposal of assets (769 million euros in 2007 compared to 97 million euros in 2006), and the increase of 577 million euros in GOM.

☐

Net income

Consolidated net income after tax amounts to 6.819 billion euros in 2007, up from 4.768 billion euros in 2006 on a historical basis, i.e. an increase of 2.051 billion euros, linked to the sharp improvement in consolidated net income after tax of continuing operations between the two years (up 5.262 billion euros). This improvement stemmed from the increase of 3.811 billion euros in operating income, the drop in income tax expenses of 850 million euros, and the improvement of 601 million euros in finance costs, net. These favorable changes are partially offset by the consolidated net income after tax of discontinued operations, as no consolidated net income after tax of discontinued operations was booked in 2007 although 3.211 billion euros was recognized in 2006 for this item, linked to the disposal of 54% of PagesJaunes Groupe.

Minority interests totalled 519 million euros in 2007 compared to 629 million euros in 2006, which a decrease of 110 million euros between the two years. Net income attributable to France Telecom S.A. equity holders rose to 6.300 billion euros in 2007, up from 4.139 billion euros in 2006, i.e. an increase of 2.161 billion euros.

☐

Capital expenditures on tangible and intangible assets excluding telecommunication licenses

Capital expenditures on tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases (referred to hereinafter as "capital expenditures on tangible and intangible assets excluding licenses" or "CAPEX", see Section 5.6 "Financial glossary") rose to 6.979 billion euros in 2007, up 3.7% on a historical basis and 3.8% on a comparable basis. The ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues were 13.2%, in line with the objective announced of a ratio of about 13%. The growth in capital expenditures between 2006 and 2007 concerns growing markets in which investments, up 23.3% on a comparable basis, accompany the sharp growth in mobile services. Investments in mature markets, which represent a little more than three quarters of the Group's capital expenditures on tangible and intangible assets excluding licenses, were down on the overall 0.5% on a comparable basis. The drop in investments in mobile networks, after the large programmes of the previous years, is to a large extent offset by the growth in investments pertaining to ADSL broadband services, especially in France and in Poland.

☐

Organic cash flow

Organic cash flow (see Section 5.6 "Financial glossary") totalled 7.818 billion euros, higher than the target of 7.5 billion euros announced during the presentation of third quarter 2007 results. This is an increase of 912 million euros compared to the organic cash flow for the previous year which was 6.906 billion euros excluding PagesJaunes Groupe, which was disposed of on October 11, 2006 (7.157 billion euros on a historical basis). The improvement in relation to 2006 is generated primarily by the growth of 577 million euros in the GOM for continuing operations, by the increase of 298 million euros in the overall working capital requirements (see Section 5.6 "Financial glossary") and by the drop of 284 million euros in net interest expenses paid. These favorable elements are partially offset by the increase of 310 million euros income tax paid.

☐

Net financial debt

Net financial debt (see Section 5.6 "Financial glossary") amounted to 37.980 billion euros at December 31, 2007 compared to 42.017 billion euros at December 31, 2006. Compared to December 31, 2006, net financial defeasance amounted to 4.037 billion euros at December 31, 2007. The ratio of net financial debt to GOM is 1.99 at December 31, 2007 compared to 2.27 at December 31, 2006. The stated objective of achieving a ratio less than 2 by the end of 2008 was already reached at December 31, 2007.

¢

Impact of regulatory rate changes

The environment in which the France Telecom group operates, both in France and elsewhere within the European Union, is subject to stringent sector regulations.

The impact of the reductions in call termination rates and the reductions in the roaming rates seen in several countries over 2007, and notably France, Poland, Spain, the United Kingdom, Belgium and Switzerland was particularly marked in the mobile telephony sector. In 2007, the impact of these cuts on revenues came out at nearly 850 million euros on the Personal Communication (PCS) segment, while the GOM was reduced by over 400 million euros. The regulations governing the Group’s operations are described in Section 6.9 "Regulations" in the Reference Document.

¢

Main events that took place in 2007

The main acquisitions and disposals and changes in the scope of consolidation are described in Note 4 to the consolidated financial statements.

☐

Disposals

o

Following the sale of the interest held by the former co-shareholders of France Telecom in Tower Participations (company holding TDF), France Telecom received an additional consideration of 254 million euros in January 2007 and recorded for this item a gain on disposal before tax of 307 million euros, including a previously-deferred capital gain of 53 million euros (see Note 8 to the consolidated financial statements).

o

Following the sale of the interests controlled by Eurazeo in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and sold all of its interests in Bluebirds Participations France in May 2007. The gain on disposal before tax is 104 million euros (see Notes 8 and 15 to the consolidated financial statements).

o

In October 2007, France Telecom sold Orange's mobile and Internet operations in the Netherlands to Deutsche Telekom for 1.317 billion euros, net of disposal costs. The gain on disposal before tax related to this transaction amounted to 299 million euros. After taking into account the cash transferred, net cash proceeds amounted to 1.306 billion euros (see Note 8 to the consolidated financial statements).

☐

Acquisitions and investments

o

In January 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, for a cash consideration of 50 million euros. Within the framework of a standing market offer that took place in February 2007, France Telecom acquired an additional interest of 36.5% for 43 million euros. At December 31, 2007 France Telecom held 96.1% of the shares. After taking into account the cash acquired, net cash paid out amounts to 96 million euros.

o

In March 2007, France Telecom announced the extension of its presence in Africa through two operations completed by Sonatel: the acquisition of a 3rd mobile telecommunication license in Guinea Bissau and the purchase of a mobile license in Guinea.

o

In April 2007, France Telecom announced the acquisition of a mobile and Internet license in the Central African Republic.

o

In July 2007, France Telecom indirectly acquired an additional interest in Orange Moldolva (former Voxtel) for a cash consideration of 103 million euros, raising its interest to 94.3%.

o

In July 2007, the company Mobistar, held 50.2% by France Telecom, acquired 90% of the capital of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. An analysis of the agreements between the parties concerning the remaining 10% led France Telecom to acquire 100% interest in the company.

o

In July 2007, France Telecom acquired all of the capital of T-Online Telecommunications Spain, now FT España ISP, for a cash consideration of 150 million euros from Deutsche Telekom. FT España ISP is the third ADSL operator in Spain, operating under the Ya.com brand. After taking into consideration the buyout of the operator's intercompany loans from its former shareholder as well as the cash acquired, the net cash paid out amounts to 319 million euros.

o

In October 2007, the Mid Europa Partners investment fund and France Telecom acquired all of the capital of the company One GmbH for a business value of 1.4 billion euros. The amount received by France Telecom for selling its interest of 17.5% in One GmbH and the repayment of its shareholder's loan was partially reinvested in order to indirectly hold 35% of One GmbH. This transaction has resulted in a gain of 36 million euros, net of costs. The net impact on cash is a gain of 82 million euros (see Notes 8 and 15 to the consolidated financial statements).

o

In October 2007, the company Mobinil, held 71.3% by France Telecom, acquired a 15-year 3rd generation mobile license for 3.34 billion Egyptian pounds (about 422 million euros). The price of the license will be paid in installments over four years.

o

In November 2007, Orange Business Services announced that it had obtained approval allowing it to implement a long-distance telephone license in Russia. Today, it is the world's only communication services provider to hold the status of a long-distance operator in this country.

o

In November 2007, France Telecom announced the acquisition of a global fixed-line-mobile-Internet license in Niger for 48 million euros. France Telecom will provide its new subsidiary in Niger with the strength of its Orange brand and the quality of its products and services as well as its capacity for innovation.

o

In December 2007, the consortium formed by France Telecom and Alcazar Capital Limited, for 78.5% and 21.5% respectively, acquired 51% of the capital of Telkom Kenya, Kenya's incumbent operator, for 270 million euros. Telkom Kenya, which covers 280,000 fixed-line customers, will benefit from a new mobile license (see Note 16 to the consolidated financial statements).

☐

Adoption and implementation of regulatory measures

o

In May 2007, Orange implemented the new conditions for the portability of mobile numbers in France. Portability, which allows customers to switch mobile operators and keep the same telephone number, is now carried out via an approach that is simpler ("one-stop process") and faster (10-day limit). In addition, cancellation notice times are also reduced to 10 days.

o

In June 2007, the European Union adopted a regulation that sets ceilings on the retail rates for "voice" international roaming in Europe. 49 euro cents excluding VAT per minute in 2007 for outgoing calls, and 24 cents excluding VAT for incoming calls. This new regulation has been in effect since September 30, 2007.

☐

Acquisition of treasury shares

o

In March 2007, France Telecom acquired 9,113,884 treasury shares via its 2006 share buyback program, for which the description was published on March 19, 2007, for a cost of 180 million euros (see Note 30 to the consolidated financial statements).

o

In May 2007, France Telecom set up a liquidity contract with a financial institution in respect of its common stock, in order to increase liquidity and reduce excess volatility. The means allocated to implement this contract amount to 100 million euros. At December 31, 2007, France Telecom held 1,415,000 treasury shares acquired within the framework of the contract (see Note 30 to the consolidated financial statements).

At December 31, 2007, France Telecom held 10,528,884 treasury shares (excluding shares purchased within the framework of the French State offer of December 2007, but delivered only on January 29, 2008).

☐

Free share award and stock option plans

o

In order to contribute to the full involvement of the personnel pertaining to the objectives of the "NExT" (New Experience in Telecommunications) plan, France Telecom set up a free share award plan in 2007 in France involving 10.8 million shares, representing 0.4% of the capital of France Telecom S.A. This plan concerns about 113,000 employees of France Telecom S.A. and its French subsidiaries. The final granting of shares will not take place until April 25, 2009, since the rights to shares are subordinated to performance conditions in particular. Furthermore, France Telecom in 2007 also set up a free share award plan internationally involving 1.8 million shares, representing less than 0.1% of the capital of France Telecom S.A. This plan concerns about 45,000 employees of international subsidiaries. The conditions for granting rights in France and internationally are identical (see Note 27 to the consolidated financial statements).

o

In 2007, France Telecom implemented a stock option plan for some of the executive directors and employees in the Group, involving 10,093,300 shares. The exercise price of the options, over a period of 10 years, was set at 21.61 euros per share (see Note 27 to the consolidated financial statements).

☐

State's sale of existing shares and offer reserved for employees

Following the June 2007 sale by the French State of 130 million of its France Telecom shares, representing 5% of the capital, the State launched a share offer in December 2007 reserved for employees of France Telecom group. This offer involved 14.4 million shares, representing 0.56% (undiluted base) of the total number of shares in the capital of France Telecom S.A. at June 30, 2007. The French State sold the shares at a unit price of 20.39 euros (see Note 30 to the consolidated financial statements).

As of December 31, 2007, the French State held directly or indirectly through the ERAP, 27.3% of the capital and 27.5% of the voting rights of France Telecom S.A. (see Note 30 to the consolidated financial statements).

☐

Bond issues

o

In February 2007, France Telecom made a 2.5 billion euros bond issuance in two tranches: a 1 billion euros tranche maturing in 2012 bearing interest at 4.375% and a 1.5 billion euros tranche maturing in 2017 bearing interest at 4.75%.

o

In March 2007, France Telecom made a 250 million pound sterling bond issuance maturing in 2012 bearing interest at 6%.

o

In November 2007, France Telecom made a 400 million Swiss franc bond issuance maturing in 2014 bearing interest at 3.5%.

☐

Other

In October 2007, France Telecom announced its proposal to open up its cable ducts to competition (civil engineering infrastructures allowing for the passage of optical fiber cables). The Group requested the same opening from owners of similar infrastructures. This proposal was officially sent to ARCEP (the French Telecommunications and Posts Regulator) within the framework of the public consultation in progress. A wholesale commercial offer for the use of France Telecom's cable ducts was published at the end of 2007.

¢

Outlook

France Telecom’s strategy is designed to respond to the changing telecommunications service sector which is being profoundly transformed, resulting in significant changes in the offer, usages and the competitive context.

France Telecom believes that the primary components of this transformation are, i) evolving technologies (general use of the IP protocol, broadband, mobility; development of multi-access handsets and network interoperability), ii) evolving usages (growth in the consumption of audiovisual content, abundance, the customization of usages contexts and services), and iii) the evolution of industry structures and strategies, and more intense competitive pressures.

As a result, in the broadband fixed-line network segment, we are seeing a consolidation in the market for Internet service providers (ISP) around a few major players that provide grouped offers (Internet, Voice over IP, TV), as the competitors of France Telecom take advantage of the unbundling of local loops. In the mobile market, the MVNO (Mobile Virtual Network Operators) are now strong players.

In the most mature markets, convergence has gained further ground with the forming, through buyouts, of integrated operators able to provide grouped Internet / fixed-line / mobile and TV offerings. Finally, the players in the Internet services market intend to expand significantly in the communication and content services market on a non-regulated basis. The strategy of the France Telecom group is described in Section 6.1 "Strategy" in the Reference Document.

France Telecom group's objective is to generate an organic cash flow of more than 7.8 billion euros in 2008. In a global context of growth in Group revenues in line with that of its markets, achieving this objective rests on stability of the ratio of GOM to revenues, resulting from the continuation of the cost reduction and optimization programme, and maintenance of the ratio of capital expenditures on tangible and intangible investments excluding licences to revenues at around 13% of revenues.

The resulting organic cash flow will be deployed according to the following principles:

-

the ratio of net debt to GOM will be maintained in the medium term at a level of less than 2 in current market conditions. In this context, and given the organic cash flow generation expected for 2008, the Board of Directors indicates that the dividend, to be proposed to the Annual General Meeting of Shareholders for 2008, will be greater than €1.30 per share. The Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account its cash flow projections and its investment projects;

-

the acquisition policy remains selective, aimed primarily at targets in markets with high growth potential.

By their very nature, attaining these objectives is subject to numerous risks and uncertainties, which may lead to differences between the announced objectives and actual results. The most significant risks are described in Section 4 "Risk factors" in the Reference Document.

2. ANALYSIS OF THE GROUP'S INCOME STATEMENT AND CAPITAL EXPENDITURES

2.1

From Group revenues to gross operating margin

(in millions of euros)	Years ended December 31
	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues	52,959	51,541	51,702	2.8%	2.4%
OPEX (2)	(33,843)	(33,055)	(33,163)	2.4%	2.0%
In % of revenues	63.9%	64.1%	64.1%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(25,076)	(24,388)	(24,571)	2.8%	2.1%
In % of revenues	47.4%	47.3%	47.5%
- External purchases (2)	(23,156)	(22,681)	(22,809)	2.1%	1.5%
- Other operating incomes and expenses (3)	(1,920)	(1,707)	(1,762)	12.5%	8.9%
Labour expenses (wages and employee benefit expenses) (2)	(8,767)	(8,667)	(8,592)	1.2%	2.0%
In % of revenues	16.6%	16.8%	16.6%
GOM	19,116	18,486	18,539	3.4%	3.1%
In % of revenues	36.1%	35.9%	35.9%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

See Section 5.6 "Financial glossary" and Note 6 to the consolidated financial statements.

(3)

See Note 6 to the consolidated financial statements.

2.1.1

Revenues

(in millions of euros)	Years ended December 31
Revenues	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Personal Communication Services (PCS)	29,119	27,538	27,745	5.7%	5.0%
PCS France	9,998	9,885	9,882	1.1%	1.2%
PCS United Kingdom	6,217	5,863	5,874	6.0%	5.8%
PCS Spain	3,404	3,315	3,353	2.7%	1.5%
PCS Poland	2,133	1,992	1,934	7.1%	10.3%
PCS Rest of the world	7,550	6,701	6,920	12.7%	9.1%
Eliminations	(183)	(218)	(218)	-	-
Home Communication Services (HCS)	22,671	22,725	22,487	(0.2)%	0.8%
HCS France	17,957	17,709	17,657	1.4%	1.7%
HCS Poland	2,886	3,139	3,048	(8.1)%	(5.3)%
HCS Rest of the world	2,100	2,100	2,005	-	4.7%
Eliminations	(272)	(223)	(223)	-	-
Enterprise Communication Services (ECS)	7,721	7,689	7,652	0.4%	0.9%
Eliminations	(6,552)	(6,411)	(6,182)	-	-
Group total	52,959	51,541	51,702	2.8%	2.4%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

¢

Change in revenues

France Telecom group recorded 52.959 billion euros in revenues in 2007, up 2.4% on a historical basis and 2.8% on a comparable basis in relation to 2006.

On a historical basis, the increase of 2.4% in the Group's revenues, which is an increase of 1.257 billion euros between 2006 and 2007, includes the negative impact of the foreign exchange rate fluctuations, i.e. 182 million euros between the two years, partially offset by the favorable impact of the changes in the scope of consolidation and other changes, amounting to 21 million euros between 2006 and 2007. Changes in the scope of consolidation and other changes are for the most part offset, with primarily, on one hand, i) the impact of the full consolidation of Jordan Telecommunications Company (JTC) as well as its subsidiaries on July 5, 2006 for 115 million euros, ii) the impact of the acquisition of the Groupe Silicomp on January 4, 2007 for 106 million euros, and iii) the impact of the acquisition of T-Online Telecommunications Spain (now FT España ISP), operating under the Ya.com brand, on July 31, 2007 for 71 million euros, and on the other hand, iv) the impact of selling Orange's mobile and Internet operations in the Netherlands on October 1, 2007 for 172 million euros, and v) the impact of selling France Telecom Mobile Satellite Communications (FTMSC) on October 31, 2006 for 120 million euros.

On a comparable basis, France Telecom group's revenues increased 2.8% between 2006 and 2007, which represents an increase of 1.418 billion euros driven by growth in mobile operations and ADSL broadband services.

PCS revenues (mobile services) are up 5.7% in 2007 compared to 2006, amounting to 29.119 billion euros. This increase reflected the growth achieved on mobile telephony activities, supported by dynamic growth in the customer base. Between the two years, PCS revenues posted increases across all sub-segments, with substantial growth in the Rest of the world (up 12.7%), in Poland (up 7.1%) and in the United Kingdom (up 6.0%).

HCS revenues (fixed-line and Internet services) amounted to 22.671 billion euros in 2007, down slightly by 0.2% compared to 2006. The strong growth achieved on ADSL broadband services, particularly in France, has to a great extent offset the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France and Poland.

ECS revenues (business services) amounted to 7.721 billion euros in 2007, up 0.4% compared to 2006. Business network legacy had experienced a drop in revenues, linked to the migration of companies over to more recent technologies, the reduction in the volume of telephone communications and the drop in prices. Between 2006 and 2007, this drop was offset by the increase in revenues from extended business services, advanced business network services and other business services.

On a comparable basis, the increase in France Telecom group's revenues between 2006 and 2007 is primarily the result of the increase in revenues from growing markets (see Section 5.6 "Financial glossary"), up 15.3%. Revenues from mature markets (see Section 5.6 "Financial glossary") are up 1.0% between the two years.

¢

Changes in the number of customers

On a historical basis, the number of France Telecom group customers through its controlled companies totaled 170.1 million customers at December 31, 2007, representing an increase of 7.3% in relation to December 31, 2006. The number of additional customers between December 31, 2006 and December 31, 2007 was 11.6 million for the Group. With 109.7 million customers at December 31, 2007, the number of mobile telephony customers is up 12.3% on December 31, 2006, with an additional 12.0 million customers. The number of customers subscribing for mobile broadband offers (EDGE and UMTS technologies) more than doubled, with 13.0 million customers at December 31, 2007, up from 5.8 million at December 31, 2006. Similarly, the number of Consumer ADSL broadband customers was growing rapidly, with 11.7 million at December 31, 2007, up from 9.7 million at December 31, 2006, an increase of 20.7%. The total number of Internet customers (broadband and low-speed) was 13.1 million at December 31, 2007, up 6.7% compared with December 31, 2006 (0.8 million additional customers).

On a comparable basis, the number of France Telecom group customers through controlled companies rose 9.2% between December 31, 2006 and December 31, 2007, while the number of mobile telephony and Internet customers was up 15.3% and 8.7% respectively in relation to December 31, 2006.

2.1.2

Operating expenses

Operating expenses included in the GOM (referred to hereinafter as OPEX, see Section 5.6 "Financial glossary") amount to 33.843 billion euros in 2007. Compared to revenues, operating expenses included in the GOM are down 0.2 points, passing from 64.1% of revenues in 2006, on a historical basis as well as on a comparable basis, to 63.9% of revenues in 2007.

2.1.2.1

OPEX excluding labour expenses (wages and employee benefit expenses)

(in millions of euros)	Years ended December 31
	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
External purchases (2)	(23,156)	(22,681)	(22,809)	2.1%	1.5%
In % of revenues	43.7%	44.0%	44.1%
Commercial expenses (2)	(8,082)	(7,769)	(7,780)	4.0%	3.9%
Services fees and inter-operator costs	(7,895)	(7,938)	(8,053)	(0.5)%	(2.0)%
Other external purchases (2)	(7,179)	(6,974)	(6,976)	3.0%	2.9%
Other operating incomes and expenses	(1,920)	(1,707)	(1,762)	12.5%	8.9%
In % of revenues	3.6%	3.3%	3.4%
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(25,076)	(24,388)	(24,571)	2.8%	2.1%
In % of revenues	47.4%	47.3%	47.5%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

See Section 5.6 "Financial glossary".

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.6 "Financial glossary") amount to 25.076 billion euros in 2007. Compared to revenues, operating expenses excluding labour expenses (wages and employee benefit expenses) are globally stable, at 47.4% of revenues in 2007, compared to 47.5% in 2006 on a historical basis and 47.3% on a comparable basis.

On a historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 2.1%, i.e. an additional cost of 505 million euros between 2006 and 2007. This increase notably factored in the positive impact of foreign exchange rate fluctuations (102 million euros) and the favorable impact of the changes in scope of consolidation and other changes (81 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 2.8% between 2006 and 2007, which represents an additional cost of 688 million euros. External purchases (see Section 5.6 "Financial glossary"), which represent 92% of operating expenses excluding labour expenses (wages and employee benefit expenses) in 2007, experienced limited growth of 2.1% between the two years, with other operating expenses (net of other operating incomes) increasing 12.5%.

¢

External purchases

External purchases amount to 23.156 billion euros in 2007, i.e. 43.7% of revenues. Between 2006 and 2007, external purchases compared to revenues are down 0.4 points on a historical basis (0.3 points on a comparable basis).

On a historical basis, a degradation of 1.5%, i.e. 347 million euros, in external purchases between 2006 and 2007 includes the favorable impact in foreign exchange rate fluctuations (102 million euros) as well as the positive impact of changes in the scope of consolidation and other changes (27 million euros).

On a comparable basis, external purchases rose 2.1% between 2006 and 2007, with this growth driven primarily by the 4.0% increase in commercial expenses (see Section 5.6 "Financial glossary"). In accordance with the objective announced for 2007, this increase remains controlled, with a ratio of commercial expenses to revenues of 15.3% in 2007, up slightly compared to 2006 (15.1%). Moreover, service fees and inter-operator costs have decreased 0.5% in particular due to the impact of the reductions in call termination rates and better control of abundance offers. In relation to revenues, the share of service fees and inter-operator costs has thus dropped 15.4% in 2006 to 14.9% in 2007. Finally, the 3.0% increase in other external purchases (see Section 5.6 "Financial glossary") is primarily linked to the increase in call center outsourcing fees. Compared to revenues, other external purchases are globally stable between the two years, at 13.6% in 2007 compared to 13.5% in 2006. In the end, the increase in external purchases between 2006 and 2007 (an increase of 2.1%) was kept under control with regards to the growth in revenues (up 2.8%).

¢

Other operating incomes and expenses

In 2007, other operating expenses (net of other operating incomes) amount to 1.92 billion euros, representing 3.6% of revenues. Between 2006 and 2007, other operating expenses (net of other operating incomes) are up 8.9% on a historical basis and up 12.5% on a comparable basis.

On a historical basis, the 158 million euros additional expense in other operating expenses (net of other operating incomes) between 2006 and 2007 includes the positive impact of changes in the scope of consolidation and other changes (55 million euros), with foreign exchange rate fluctuations amounting to zero between the two years.

On a comparable basis, the 213 million euros additional expense in other operating expenses (net of other operating incomes) is explained primarily by, i) the recognition in 2006 of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Notes 3, 6 and 26 to the consolidated financial statements), and ii) an income corresponding to a settlement indemnity relating to the Group’s activities in Lebanon for 22 million euros in 2007 compared to 74 million euros in 2006.

2.1.2.2

Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.6 "Financial glossary") do not include employee profit-sharing and share-based compensation (see Section 2.2 "From Group gross operating margin to operating income").

Between 2006 and 2007, labour expenses (wages and employee benefit expenses) compared to revenues are stable on a historical basis. On a comparable basis, labour expenses (wages and employee benefit expenses) have dropped 0.2 points, from 16.8% of revenues in 2006 to 16.6% of revenues in 2007.

	Years ended December 31
Labour expenses (wages and employee benefit expenses) and number of employees	2007	2006 comparable basis (1)	2006 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Labour expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(5,329)	(5,442)	(5,379)	(2.1)%	(0.9)%
Subsidiaries in France	(640)	(554)	(514)	15.6%	24.4%
France total	(5,969)	(5,996)	(5,893)	(0.5)%	1.3%
International subsidiaries	(2,798)	(2,671)	(2,699)	4.8%	3.7%
Group total In % of revenues	(8,767) 16.6%	(8,667) 16.8%	(8,592) 16.6%	1.2%	2.0%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	95,858	101,664	100,601	(5.7)%	(4.7)%
Subsidiaries in France	8,677	9,213	8,867	(5.8)%	(2.1)%
France total	104,535	110,877	109,468	(5.7)%	(4.5)%
International subsidiaries	79,264	80,466	79,560	(1.5)%	(0.4)%
Group total	183,799	191,343	189,028	(3.9)%	(2.8)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	97,355	100,986	99,902	(3.6)%	(2.5)%
Subsidiaries in France	8,817	9,191	8,986	(4.1)%	(1.9)%
France total	106,172	110,177	108,888	(3.6)%	(2.5)%
International subsidiaries	81,159	81,847	82,148	(0.8)%	(1.2)%
Group total	187,331	192,024	191,036	(2.4)%	(1.9)%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

See Section 5.6 "Financial glossary".

(3)

In millions of euros.

On a historical basis, labour expenses (wages and employee benefit expenses) for the Group increased 2,0%, i.e. a degradation of 175 million euros, between 2006 and 2007, amounting to 8.767 billion euros in 2007, compared to 8.592 billion euros in 2006. This increase can be explained primarily by the negative impact of changes in the scope of consolidation and other changes (92 million euros, corresponding primarily to the impact of the acquisition of the Groupe Silicomp in France), partially offset by the favorable impact of foreign exchange rate fluctuations (17 million euros).

On a comparable basis, labour expenses (wages and employee benefit expenses) are up 1.2%, or an additional cost of 100 million euros, between the two years, changing from 8.667 billion euros in 2006 to 8.767 billion euros in 2007. This 1.2% increase in labour expenses (wages and employee benefit expenses) between 2006 and 2007 is the result of i) a 5.2% increase for the change in the average unit cost, partially offset by ii) a 3.9% reduction for the volume effect, linked to the reduction in the Group’s average number of employees, representing a decrease of 7,544 employees (full-time equivalents), and by iii) a 0.1% reduction for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures.

2.1.3

Gross operating margin

On a historical basis, the France Telecom group's GOM is up 3.1% compared to 2006, representing 577 million euros, amounting to 19.116 billion euros in 2007. Between the two years, the increase in the Group's GOM includes the negative impact of the foreign exchange rate fluctuations amounting to 63 million euros, partially offset by the favorable impact of changes in the scope of consolidation and other changes, representing 10 million euros.

On a comparable basis, the Group's GOM is up 3.4%, i.e. 630 million euros, changing from 18.486 billion euros in 2006 to 19.116 billion euros in 2007. This increase can be explained:

-

by the 5.8% increase in PCS GOM, driven primarily by the 11.4% increase in PCS Rest of the world GOM (314 million euros) and by the 17.1% increase in PCS Poland GOM (122 million euros). This increase reflects the strong growth in mobile telephony activities, supported by dynamic growth in the customer base, as well as controlling operating expenses included in the GOM, in particular external purchases and labour expenses (wages and employee benefit expenses), which is not increasing as fast as revenues are;

-

and by the 2.1% increase in HCS GOM linked to the 8.9% increase in the HCS France GOM. This improvement in France is the result of the combined effect of the drop in operating expenses included in the GOM and the increase in revenues. The drop in operating expenses included in the GOM can be explained primarily by the sharp drop in service fees and inter-operator costs (primary effect of the drop in call termination rates). On the other hand, the change in HCS GOM between the two years is impacted primarily by the 18.2% drop in HCS Poland GOM, primarily due to the downturn in traditional telephone services (traditional telephone subscriptions and communications).

These changes however are partially offset by the drop, on a comparable basis, of 5.1% in ECS GOM between 2006 and 2007, i.e. 72 million euros. This drop reflects the transformation of the ECS economic model with, i) downward pressure on network activity margin linked with stiffened competitive pressure internationally and the transformation over to IP solutions, and ii) the growing share in service activities.

In the end, the ratio of GOM to revenues came out at 36.1% for 2007, which is an increase of 0.2 points compared to 2006 on a historical basis as well as on a comparable basis, thus exceeding the announced target of near stabilization for this ratio in 2007 compared to 2006.

2.2

From Group gross operating margin to operating income

(in millions of euros)	Years ended December 31
	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
GOM	19,116	18,486	18,539	3.4%	3.1%
Employee profit-sharing	(359)	-	(346)	-	3.9%
Share-based compensation	(279)	-	(30)	-	ns
Depreciation and amortization	(8,111)	(7,827)	(7,824)	3.6%	3.7%
Impairment of goodwill	(26)	-	(2,800)	-	(99.1)%
Impairment of non-current assets	(107)	-	(105)	-	2.3%
Gains (losses) on disposal of assets	769	-	97	-	ns
Restructuring costs	(208)	-	(567)	-	(63.3)%
Share of profits (losses) of associates	4	-	24	-	(82.8)%
Operating income	10,799	-	6,988	-	54.5%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

¢

Share-based compensation

(in millions of euros)	Years ended December 31
Share-based compensation (1)	2007	2006
		historical
		basis
Free share award plan (2)	(149)	-
Employee shareholding plan (2)	(107)	-
Stock option plans	(23)	(30)
Group total	(279)	(30)

(1)

See Notes 6 and 27 to the consolidated financial statements.

(2)

See Section 1. "Overview".

¢

Depreciation and amortization

(in millions of euros)	Years ended December 31
Depreciation and amortization	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Personal Communication Services (PCS)	(4,456)	(4,082)	(4,183)	9.1%	6.5%
Home Communication Services (HCS)	(3,238)	(3,351)	(3,241)	(3.4)%	(0.1)%
Enterprise Communication Services (ECS)	(420)	(397)	(402)	5.6%	4.3%
Eliminations	3	3	2	-	-
Group total	(8,111)	(7,827)	(7,824)	3.6%	3.7%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

Compared to revenues, depreciation and amortization are up slightly, changing from 15.1% in 2006 on a historical basis (15.2% on a comparable basis) to 15.3% in 2007.

On a historical basis, depreciation and amortization increased 3.7% between 2006 and 2007, representing an additional expense of 287 million euros.

On a comparable basis, depreciation and amortization increased 3.6% (an additional cost of 284 million euros) between 2006 and 2007, and amounted to 8.111 billion euros in 2007. This increase resulted primarily from the impact of accelerated depreciation for certain fixed assets, especially for PCS France, and from the increase in depreciation and amortization of customer bases, primarily in Spain. Beyond these impacts, the end of amortization for certain assets between 2006 and 2007 completely offset the increase in capital expenditures on tangible and intangible assets excluding licenses since 2004.

¢

Impairment of goodwill

(in millions of euros)	Years ended December 31
Impairment of goodwill (1)	2007	2006
		historical
		basis
PCS in the United Kingdom	-	(2,350)
TP Group (2)	-	(275)
PCS in Netherlands	-	(175)
Other	(26)	-
Group total	(26)	(2,800)

(1)

See Note 7 to the consolidated financial statements.

(2)

PCS Poland and HCS Poland sub-segments.

In 2007, the impairment loss of goodwill is 26 million euros.

In 2006, the impairment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (2.35 billion euros) primarily stemmed from the change in the level at which return on investment was monitored. The allocation of goodwill on the former Orange sub-group has significantly increased the net book value of the assets comprising this CGU. The impairment loss of 175 million euros recognized in 2006 taken against on the Personal Communication Services in the Netherlands stems from the same source. For Poland, the impairment loss of 275 million euros booked in 2006 is based on the business plan prepared by the company’s management and stems from an increase in the discount rate to 11.3% (against 9.5% for fixed-line and 10.5% for mobile in the past), to take account of the uncertainty generated by the local regulatory environment, with long-term growth rates remaining unchanged: 0% for fixed-line activities and 3% for mobile activities (see Note 7 to the consolidated financial statements).

¢

Gains (losses) on disposal of assets

(in millions of euros)	Years ended December 31
Gains (losses) on disposal of assets (1)	2007	2006
		historical
		basis
Sale of Tower Participations (company holding TDF) (2)	307	-
Sale of 100 % of Orange's mobile and Internet businesses in the Netherlands (2)	299	-
Sale of 20 % of Bluebirds Participations France (company holding Eutelsat Communications) (2)	104	-
Sale of 17.5% of One GmbH (share restructuring) (2)	36	-
Sale of 20 % of Ypso Holding (cable network activities)	-	84
Sale of 100 % of France Telecom Mobile Satellite Communications (FTMSC)	-	10
Dilution impacts	-	25
Sales of property, plant and equipment and intangible assets	20	(24)
Other	3	2
Group total	769	97

(1)

See Notes 4 and 8 to the consolidated financial statements.

(2)

See Section 1. "Overview".

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3.287 billion euros (net of disposal costs). In 2006, the gain on the disposal, which amounted to 2.983 billion euros, was reported under consolidated net income after tax of discontinued operations (see Section 2.3.4 "Consolidated net income after tax of discontinued operations" and Note 4 to the consolidated financial statements).

¢

Restructuring costs

(in millions of euros)	Years ended December 31
Restructuring costs (1)	2007	2006
		historical
		basis
Public service secondment costs (2)	(66)	(47)
Early retirement plan (3)	19	(280)
Contributions to the Works' Committee in respect of early retirement plans	-	(13)
Other restructuring costs (4)	(161)	(227)
Group total	(208)	(567)

(1)

See Notes 9 and 28 to the consolidated financial statements.

(2)

Also see Note 32 to the consolidated financial statements.

(3)

Impact of the change in the discount rate in 2007. Also see Notes 2, 11 and 32 to the consolidated financial statements.

(4)

Including, i) in 2007, France Telecom S.A. for 97 million euros, and ii) in 2006, TP S.A. for 74 million euros and Orange in the United Kingdom for 39 million euros.

¢

Operating income

The France Telecom group’s operating income came to 10.799 billion euros in 2007, compared with 6.988 billion euros in 2006 on a historical basis, up 54.5%. This 3.811 billion euros increase between the two years primarily reflected the scale of the impairment of goodwill in 2006 (2.8 billion euros, compared with 26 million euros in 2007), the upturn in gains on disposal of assets (672 million euros) as well as the increase in GOM (577 million euros).

2.3

From Group operating income to net income

(in millions of euros)	Years ended December 31
	2007	2006
		historical
		basis
Operating income	10,799	6,988
Interest expenses, net	(2,521)	(3,155)
Foreign exchange gains (losses)	(4)	26
Discounting expense	(125)	(122)
Finance costs, net	(2,650)	(3,251)
Income tax	(1,330)	(2,180)
Consolidated net income after tax of continuing operations	6,819	1,557
Consolidated net income after tax of discontinued operations	-	3,211
Consolidated net income after tax	6,819	4,768
Net income attributable to equity holders of France Telecom S.A.	6,300	4,139
Minority interests	519	629

2.3.1

Finance costs, net

The finance costs, net came to 2.650 billion euros in 2007, representing an improvement of 601 million euros compared to 2006 (3.251 billion euros). This improvement reflected the drop in interest expenses, net, representing a gain of 634 million euros between 2006 and 2007, partially offset by the unfavorable change in foreign exchange differences (30 million euros) between the two fiscal years.

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Section 4.3.3 "Exposure to market risks and financial instruments" and Note 24 to the consolidated financial statements). Likewise, in terms of investments, France Telecom has a prudent management policy. The return on France Telecom S.A.'s investments stand at capitalized EONIA + 11 basis points in 2007 (compared to capitalized EONIA + 4 basis points in 2006).

¢

Indicators for interest expenses, net

(in millions of euros)	Years ended December 31
	2007	2006	Change
		historical	historical
		basis	basis
Interest expenses, net	(2,521)	(3,155)	634
Net financial debt at end of period (1)	37,980	42,017	(4,037)
Average outstandings of net financial debt over the period	37,884	44,402	(6,518)
Weighted average cost of net financial debt	6.46%	5.91%	-

(1)

See Section 5.6 "Financial glossary" and Note 20 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

The change in net financial debt for France Telecom is described in Section 4.3 "Financial debt and financing resources".

¢

Change in interest expenses, net

(in millions of euros)	Years ended December 31
Interest expenses, net for 2006 (historical basis)	(3,155)
Decrease factors:
Decrease in average outstandings of net financial debt over the period	385
Decrease in change in fair value of the price guarantee given to FT España minority shareholders (zero in 2007 versus -258 million euros in 2006) (1)	258
Adjustment in fair value of a bond issue (an item specific to 2006) (2)	189
Increase factors:
Increase in weighted average cost of net financial debt	(208)
Other items	10
Interest expenses, net for 2007	(2,521)

(1)

See Notes 10, 20 and 32 to the consolidated financial statements.

(2)

See Note 10 to the consolidated financial statements.

2.3.2

Income tax

(in millions of euros)	Years ended December 31
Income tax (1)	2007	2006
		historical
		basis
Current taxes	(609)	(591)
Deferred taxes	(721)	(1,589)
Group total	(1,330)	(2,180)

(1)

See Note 11 to the consolidated financial statements.

Income tax represents an expense of 1.330 billion euros in 2007, compared to an expense of 2.180 billion euros in 2006, due primarily to the 868 million euros drop in the Group's deferred tax charge. This drop primarily stems from the 756 million euros decrease in the deferred tax charge for the France tax group between 2006 and 2007 (see Note 11 to the consolidated financial statements).

2.3.3

Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations came to 6.819 billion euros in 2007, up from 1.557 billion euros in 2006. This 5.262 billion euros increase between the two periods was the result of the increase in operating income (3.811 billion euros), the reduction in income tax expenses (850 million euros) and the improvement in finance costs, net (601 million euros).

2.3.4

Consolidated net income after tax of discontinued operations

No consolidated net income after tax from discontinued operations was booked in 2007. In 2006, consolidated net income after tax from discontinued operations of 3.211 billion euros included the recognition of the sale of all of the stakes in PagesJaunes Groupe, which represents 2.983 billion euros, and the net income from PagesJaunes Groupe before it was sold, representing 228 million euros (see Note 4 to the consolidated financial statements).

2.3.5

Consolidated net income after tax

The France Telecom group’s consolidated net income after tax totaled 6.819 billion euros in 2007, up 2.051 billion euros compared with the 4.768 billion euros recorded in 2006. The increase in consolidated net income after tax of continuing operations between the two years (5.262 billion euros) accounted for this growth, which was partially offset by the absence of consolidated net income after tax of discontinued operations in 2007 (compared to 3.211 billion euros, after income from the disposal of a 54% stake in PagesJaunes Groupe was recognized in 2006).

Minority interests represented 519 million euros in 2007, compared with 629 million euros in 2006.

After factoring in minority interests, net income attributable to France Telecom S.A. equity holders rose from 4.139 billion euros in 2006 to 6.300 billion euros in 2007, up 2.161 billion euros.

2.4

Group capital expenditures

2.4.1

Capital expenditures

(in millions of euros)	Years ended December 31
	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
CAPEX (2) (3)	6,979	6,721	6,732	3.8%	3.7%
CAPEX / Revenues	13.2%	13.0%	13.0%
Telecommunication licenses (3)	85	283	283	(70.0)%	(70.0)%
Financial investments (2)	1,117	-	255	-	ns

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

See Section 5.6 "Financial glossary".

(3)

See Note 3 to the consolidated financial statements.

2.4.1.1

Capital expenditures on tangible and intangible assets excluding telecommunication licenses

On a comparable basis, the 3.8% increase in capital expenditures on tangible and intangible assets excluding licenses (see Section 5.6 “Financial glossary) between 2006 and 2007, can be explained by the increase in investment expense in growing markets, which increased by 285 million euros between 2006 and 2007.

(in millions of euros)	Years ended December 31
CAPEX	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Personal Communication Services (PCS)	3,493	3,413	3,581	2.4%	(2.5)%
Home Communication Services (HCS)	3,080	2,879	2,721	7.0%	13.2%
Enterprise Communication Services (ECS)	406	429	430	(5.3)%	(5.5)%
Group total	6,979	6,721	6,732	3.8%	3.7%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

In 2007, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues were 13.2% (compared to 13.0% in 2006, on a historical basis as well as on a comparable basis), in line with the objective announced to maintain this ratio in 2007 at the level for 2006.

On a historical basis, the 3.7% increase in capital expenditures on tangible and intangible assets excluding licenses between 2006 and 2007, representing 247 million euros, includes the negative impact of foreign exchange rate fluctuations, amounting to 17 million euros, partially offset by the favorable impact of changes in the scope of consolidation and other changes, amounting to 6 million euros between the two years.

On a comparable basis, the increase in capital expenditures on tangible and intangible assets excluding licenses reached 3.8% between 2006 and 2007, representing an increase of 258 million euros. This increase is due primarily to:

-

the increase in investments in the mobile subsidiaries of PCS Rest of the world, primarily in mobile networks (up 160 million euros), in line with the strong growth of these subsidiaries;

-

the 140 million euros increase in the Group's IT investments, concerning the customer and billing area for the most part;

-

and the 64 million euros increase in HCS France's investments in the fixed-line networks (equipment pertaining to transmission in order to handle the increase in speeds and also to develop the ADSL digital television offer).

On the other hand, investments in the mobile networks are down 180 million euros in France, the United Kingdom and Spain, since the networks in these countries have been completed.

2.4.1.2

Telecommunication licenses

(in millions of euros)	Years ended December 31
Telecommunication licenses	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Orange Niger (2)	48	-	-	-	-
Orange Guinea (2)	20	-	-	-	-
Orange Central African (2)	9	-	-	-	-
Orange Bissau (2)	5	-	-	-	-
Orange France (3)	-	281	281	-	-
Other	3	2	2	50.0%	50.0%
Group total	85	283	283	(70.0)%	(70.0)%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

See Section 1. "Overview".

(3)

Updated amount of the fixed portion of the renewal of the Orange France GSM license for 15 years.

2.4.1.3

Financial investments

Financial investments (see Section 5.6 "Financial glossary" and Note 4 to the consolidated financial statements) are described in Section 4.1 "Liquidity and cash flows".

2.4.2

Investment commitments

Investment commitments are described in Note 32 to the consolidated financial statements.

2.4.3

Investment projects

¢

FTTH

After completing the pilot phase, France Telecom undertook the pre-deployment phase in 2007 for its Very High Speed network in France. The decision for the wide-scale deployment of Very High Speed services from 2009 onwards is expected to be taken in 2008, in light of regulatory and market conditions, with the Group's strategy in terms of optical fiber being to invest where customer use justifies it.

The FTTH (Fiber To The Home) pilot phase conducted in 2006 has confirmed France Telecom's technological choices. This phase has in particular enabled the Group to better pinpoint the practical conditions for optimum deployment of optical fiber, putting its technological choices to the test and identifying the needs of its customers.

The pre-deployment phase will run from 2007 to 2008 and aims connect between 150,000 and 200,000 customers up to fiber out of a total base of over one million connectable customers by the end of 2008. Investments over 2007 - 2008 are expected to represent some 270 million euros, in line with the "NExT" plan (New Experience in Telecommunications).

The Consumer deployment phase of this project is planned to start in 2009. Indeed, the development of a mass Very High Speed market means that the equipment segment as well as operators and service and content providers are going to have to adapt. The Group therefore believes that it will take at least two years for this change to take place, enabling Very High Speed to become a mass consumer market. In a regulatory environment that is well on the way to being clarified, Orange will be able to develop a range of Very High Speed services for its customers, creating value for the Group.

¢

HSDPA

HSDPA (High Speed Downlink Packet Access), often called 3G+, is an UMTS development (also called 3G), that allows downlink speeds to be increased. Deployment was launched in France in September 2006, and at the end of 2007 covered 66% of the population, corresponding to UMTS coverage. HSDPA technology improves customer usage in terms of speed and reduces the cost / Mbit in high-demand areas. Deployment is also underway in Slovakia, Belgium, Spain, Poland and the United Kingdom.

¢

IMS

After the NGN infrastructure (Next Generation Network, infrastructure operating on a separation of transport and network and services control functions) deployed in France since 2004 to support the "Voice over IP" offering, France Telecom now intends to deploy a network and services control architecture based on IMS (IP Multimedia Subsystem). This IMS architecture, which takes advantage of major efforts in standardization, allows for the progressive convergence of fixed-line and mobile networks and allows services to be deployed faster. Implementing an IMS-equipped NGN will start in the second half of 2008 in Spain.

IMS deployment will require new investments. Sharing a common IMS core between the fixed-line and mobile networks, for all residential customer and business services, should create the conditions for savings in costs and investment for service development.

These various investment projects are in line with the Group's overall strategy, and are also compatible with the objective of a ratio of capital expenditures in tangible and intangible assets excluding licenses to revenues of about 13%.

3. ANALYSIS BY BUSINESS SEGMENT

¢

Presentation of the business segments

The organization for France Telecom’s operational management is now built around i) business lines (personal, home, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 "Segment Reporting", the Group has defined the following three business segments as the first level of segment reporting:

-

the "Personal Communication Services" (referred to hereinafter as "PCS") segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group in Poland (with its subsidiary PTK Centertel), and that of the Group’s other international companies;

-

the "Home Communication Services" (referred to hereinafter as "HCS") segment covers the fixed-line telecommunications services activities (fixed-line telephony, Internet services, and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

-

the "Enterprise Communication Services" (referred to hereinafter as "ECS") segment covers business communication solutions and services in France and around the world.

Each of the business segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies (see Note 3 to the consolidated financial statements).

¢

Sale of PagesJaunes Groupe

Following the France Telecom group’s disposal of PagesJaunes announced on July 26, 2006 and finalized on October 11, 2006, PagesJaunes Groupe has been presented as a discontinued operation as required by IFRS 5 for 2006. Consequently, the main impacts of the disposal of PagesJaunes, a condensed income statement and net cash flows relating to PagesJaunes are described in Note 4 to the consolidated financial statements.

(in millions of euros)	Years ended December 31
	PCS	HCS	ECS	Eliminations	Group total
				& unallocated
				items

2007

Revenues	29,119	22,671	7,721	(6,552)	52,959
external	28,144	17,548	7,267	-	52,959
inter-segment	975	5,123	454	(6,552)	-
GOM	9,977	7,799	1,343	(3)	19,116
Employee profit-sharing	(65)	(268)	(26)	-	(359)
Share-based compensation	(18)	(232)	(29)	-	(279)
Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
Impairment of goodwill	-	(26)	-	-	(26)
Impairment of non-current assets	(8)	(6)	(93)	-	(107)
Gains (losses) on disposal of assets	-	-	-	769	769
Restructuring costs	(27)	(153)	(28)	-	(208)
Share of profits (losses) of associates	4	-	-	-	4
Operating income					10,799
allocated by business segment	5,407	3,876	747	-	10,030
not allocable	-	-	-	769	769
CAPEX	3,493	3,080	406	-	6,979
Telecommunication licenses	85	-	-	-	85
Average number of employees	35,427	129,168	19,204	-	183,799

2006 (comparable basis) (1)

Revenues	27,538	22,725	7,689	(6,411)	51,541
external	26,553	17,733	7,255	-	51,541
inter-segment	985	4,992	434	(6,411)	-
GOM	9,434	7,641	1,414	(3)	18,486
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(4,082)	(3,351)	(397)	3	(7,827)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	3,413	2,879	429	-	6,721
Telecommunication licenses	283	-	-	-	283
Average number of employees	35,608	137,004	18,731	-	191,343

2006 (historical basis)

Revenues	27,745	22,487	7,652	(6,182)	51,702
external	26,770	17,701	7,231	-	51,702
inter-segment	975	4,786	421	(6,182)	-
GOM	9,686	7,265	1,590	(2)	18,539
Employee profit-sharing	(71)	(252)	(23)	-	(346)
Share-based compensation	(13)	(14)	(3)	-	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)	-	-	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	-	(105)
Gains (losses) on disposal of assets	-	-	-	97	97
Restructuring costs	(68)	(474)	(25)	-	(567)
Share of profits (losses) of associates	-	24	-	-	24
Operating income					6,988
allocated by business segment	2,795	2,961	1,135	-	6,891
not allocable	-	-	-	97	97
CAPEX	3,581	2,721	430	-	6,732
Telecommunication licenses	283	-	-	-	283
Average number of employees	37,214	134,447	17,367	-	189,028

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

3.1

Personal Communication Services (PCS)

(in millions of euros)	Years ended December 31
Personal Communication Services (PCS)	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis

PCS
Revenues	29,119	27,538	27,745	5.7%	5.0%
GOM	9,977	9,434	9,686	5.8%	3.0%
GOM / Revenues	34.3%	34.3%	34.9%
CAPEX	3,493	3,413	3,581	2.4%	(2.5)%
CAPEX / Revenues	12.0%	12.4%	12.9%
Telecommunication licenses	85	283	283	(70.1)%	(70.1)%
Average number of employees	35,427	35,608	37,214	(0.5)%	(4.8)%

PCS France
Revenues	9,998	9,885	9,882	1.1%	1.2%
GOM	3,861	3,742	3,831	3.2%	0.8%
GOM / Revenues	38.6%	37.9%	38.8%
CAPEX	805	900	1,011	(10.6)%	(20.4)%
CAPEX / Revenues	8.0%	9.1%	10.2%
Telecommunication licenses	-	281	281	-	-
Average number of employees	5,372	5,689	7,006	(5.6)%	(23.3)%

PCS United Kingdom
Revenues	6,217	5,863	5,874	6.0%	5.8%
GOM	1,408	1,378	1,374	2.2%	2.4%
GOM / Revenues	22.6%	23.5%	23.4%
CAPEX	501	476	481	5.3%	4.0%
CAPEX / Revenues	8.1%	8.1%	8.2%
Telecommunication licenses	-	-	-	-	-
Average number of employees	11,035	11,542	11,583	(4.4)%	(4.7)%

PCS Spain
Revenues	3,404	3,315	3,353	2.7%	1.5%
GOM	805	846	932	(4.9)%	(13.6)%
GOM / Revenues	23.6%	25.5%	27.8%
CAPEX	464	554	554	(16.1)%	(16.1)%
CAPEX / Revenues	13.6%	16.7%	16.5%
Telecommunication licenses	-	-	-	-	-
Average number of employees	1,888	2,080	2,080	(9.2)%	(9.2)%

PCS Poland
Revenues	2,133	1,992	1,934	7.1%	10.3%
GOM	834	712	691	17.1%	20.6%
GOM / Revenues	39.1%	35.7%	35.7%
CAPEX	335	289	281	15.6%	19.0%
CAPEX / Revenues	15.7%	14.5%	14.5%
Telecommunication licenses	-	-	-	-	-
Average number of employees	3,206	3,161	3,161	1.4%	1.4%

PCS Rest of the world
Revenues	7,550	6,701	6,920	12.7%	9.1%
GOM	3,071	2,756	2,857	11.4%	7.5%
GOM / Revenues	40.7%	41.1%	41.3%
CAPEX	1,389	1,194	1,254	16.3%	10.7%
CAPEX / Revenues	18.4%	17.8%	18.1%
Telecommunication licenses	85	2	2	na	na
Average number of employees	13,926	13,137	13,384	6.0%	4.0%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

The PCS segment covers mobile telecommunications services in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, ii) the PCS United Kingdom sub-segment, iii) the PCS Spain sub-segment, with the FT España mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the world sub-segment, covering international subsidiaries outside of France, the United Kingdom, Spain and Poland, i.e., primarily Belgium, Moldavia, Romania, Slovakia and Switzerland, as well as outside Europe, in Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Guinea, Guinea-Bissau, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal, Central African Republic and the Dominican Republic.

In October 2007, France Telecom sold Orange's mobile and Internet operations in the Netherlands (see Section 1. "Overview" and Note 4 to the consolidated financial statements).

3.1.1

Revenues - PCS

¢

Revenues - PCS France

	Years ended December 31
PCS France	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	9,998	9,885	9,882	1.1%	1.2%
Total number of customers (3)	24,226	23,270	23,268	4.1%	4.1%
o/w Number of contract customers (3)	15,699	14,716	14,714	6.7%	6.7%
o/w Number of prepaid customers (3)	8,527	8,554	8,554	(0.3)%	(0.3)%
o/w Number of broadband customers (3)	7,407	3,595	3,595	106.0%	106.0%
ARPU (4) (in euros)	398	410	410	(2.9)%	(2.9)%
AUPU (4) (in minutes)	198	189	189	4.6%	4.6%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.6 "Financial glossary".

On a historical basis as well as on a comparable basis, PCS France revenues have shown growth (up 1.1% on a comparable basis and 1.2% on a historical basis) between 2006 and 2007, linked to the 0.9% growth in the network revenues (see Section 5.6 "Financial glossary"). The development of revenues generated with MVNOs (mobile virtual network operators) also contributed significantly to this growth.

Excluding the impact of the reduction in call termination rates and the reductions in the roaming rates, revenues are up 4.9% in 2007 compared to 2006. This growth is due to:

-

primarily the significant jump in the number of customers, which rose 4.1% to nearly 24.2 million at December 31, 2007, and the increase in the proportion of contract customers in the total customer base, coming in at 64.8% at December 31, 2007, compared to 63.2% one year before;

-

and the 14% increase in revenues generated by "non-voice" services (see Section 5.6 "Financial glossary"). In 2007, "non-voice" services revenues accounted for 17.3% of network revenues, compared with 15.3% in 2006.

The average use per customer (AUPU) (see Section 5.6 "Financial Glossary") was up 4.6% at December 31, 2007.

The average revenue per customer (ARPU) (see Section 5.6 "Financial Glossary") was down 2.9% at December 31, 2007, primarily due, on one hand, to the unfavorable impact of the decrease in "voice" and Short Messaging Service (SMS) call termination rates and on the other hand, to the drop in roaming rates. Excluding this impact, ARPU grew 0.9%.

¢

Revenues - PCS United Kingdom

	Years ended December 31
PCS United Kingdom	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	6,217	5,863	5,874	6.0%	5.8%
Total number of customers (3)	15,642	15,333	15,333	2.0%	2.0%
o/w Number of contract customers (3)	5,610	4,968	4,968	12.9%	12.9%
o/w Number of prepaid customers (3)	10,032	10,365	10,365	(3.2)%	(3.2)%
o/w Number of broadband customers (3)	1,798	931	931	93.1%	93.1%
ARPU (4) (in pounds sterling)	265	257	257	3.1%	3.1%
AUPU (4) (in minutes)	160	147	147	8.8%	8.8%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.6 "Financial glossary".

On a historical basis, revenues for the PCS UK are up 5.8% compared to 2006, amounting to 6.217 billion euros in 2007. This change is primarily the result of intrinsic growth in the PCS United Kingdom segment.

On a comparable basis, the PCS UK recorded revenues growth of 6.0% between the two years. Revenues excluding equipment revenues (see Section 5.6 "Financial glossary") are up 6.5%, due to:

-

the 2.0% increase in the total number of customers between December 31, 2006 and December 31, 2007 (representing around 0.31 million additional customers between the two periods), with 15.64 million customers at December 31, 2007, versus 15.33 million one year earlier. This growth was driven by the 12.9% increase in the number of contract customers (0.64 million additional customers between December 31, 2006 and December 31, 2007), in which the share in the total number of customers increased, coming in at 35.9% at December 31, 2007 compared to 32.4% at December 31, 2006;

-

the strong growth in revenues from "non-voice" services, generated by greater use of Multimedia Messaging Service (MMS) and data services. In 2007, "non-voice" services revenues accounted for 21.7% of network revenues, compared with 20.2% in 2006;

-

and "voice" traffic growth, with the AUPU up 8.8% at December 31, 2007 compared with December 31, 2006.

¢

Revenues - PCS Spain

	Years ended December 31
PCS Spain	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	3,404	3,315	3,353	2.7%	1.5%
Total number of customers (3)	11,091	10,614	11,114	4.5%	(0.2)%
o/w Number of contract customers (3)	5,956	5,420	5,420	9.9%	9.9%
o/w Number of prepaid customers (3)	5,135	5,195	5,695	(1.2)%	(9.8)%
o/w Number of broadband customers (3)	1,605	422	422	na	na
ARPU (4) (in euros)	303	308	301	(1.6)%	0.7%
AUPU (4) (in minutes)	145	132	128	9.8%	13.3%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.6 "Financial glossary".

On a comparable basis, the 2.7% revenues growth for the PCS Spain segment between 2006 and 2007 primarily resulted from the 4.5% increase on a comparable basis (excluding the impact of the 500,000 inactive customers removed from the prepaid offering in 2007) in the total number of customers which reached over 11 million at December 31, 2007, despite the impact of the end of the agreement with Euskaltel. The strategy carried out by PCS Spain is centered on customers with high added value, and has resulted in sharp growth of 9.9% in the number of contract customers while the number of prepaid customers was down slightly on a comparable basis between December 31, 2006 and December 31, 2007.

At the same time, the number of broadband customers was multiplied by four compared to December 31, 2006, coming in at 1.605 million customers on December 31, 2007.

The lower level of revenues growth compared with that in the number of contract customers over 2007 was due to the downturn in ARPU, due to rate reductions and the negative impact of the reduction in call termination rates and the drop in roaming rates, are which partially offsets by the increase in AUPU. The latter was up 13.3% at December 31, 2007, favored by the value strategy carried out by PCS Spain and by the reduction in the average price for outgoing calls.

¢

Revenues - PCS Poland

	Years ended December 31
PCS Poland	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	2,133	1,992	1,934	7.1%	10.3%
Total number of customers (3)	14,158	12,521	12,521	13.1%	13.1%
o/w Number of contract customers (3)	5,556	4,803	4,803	15.7%	15.7%
o/w Number of prepaid customers (3)	8,603	7,719	7,719	11.5%	11.5%
o/w Number of broadband customers (3)	223	81	81	175.3%	175.3%
ARPU (4) (en polish zlotys)	592	657	657	(9.9)%	(9.9)%
AUPU (4) (in minutes)	101	95	95	6.3%	6.3%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.6 "Financial glossary".

On a historical basis, the PCS Poland segment’s revenues are up 10.3% between 2006 and 2007 to reach 2.133 billion euros in 2007. This growth notably reflected the favorable impact of foreign exchange rate fluctuations (58 million euros).

On a comparable basis, the 7,1% sustained on revenues growth was generated by the 13.1% sharp increase in the number of PTK Centertel customers compared to December 31, 2006 (with nearly 14.2 million customers at December 31, 2007) and by the 6.3% increase in the AUPU, driven by the new abundance offers. Conversely, the 9.9% reduction in ARPU between December 31, 2006 and December 31, 2007 primarily reflected the reduction in the rate for outgoing call prices, linked to the new abundance offers.

PTK Centertel, adopting the Orange brand in September 2005, has strengthened its competitive position, with over 1.6 million additional customers at December 31, 2007.

¢

Revenues - PCS Rest of the world

	Years ended December 31
PCS Rest of the world	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Belgium
Revenues (2)	1,494	1,549	1,549	(3.6)%	(3.6)%
Total number of customers (3)	3,284	3,139	3,139	4.6%	4.6%
ARPU (4) (in euros)	414	-	464	-	(10.8)%
Romania
Revenues (2)	1,234	992	1,082	24.3%	14.0%
Total number of customers (3)	9,813	8,043	8,043	22.0%	22.0%
ARPU (4) (in euros)	130	-	138	-	(5.8)%
Switzerland
Revenues (2)	816	833	867	(2.0)%	(5.9)%
Total number of customers (3)	1,510	1,395	1,395	8.2%	8.2%
ARPU (4) (in euros)	504	-	606	-	(16.8)%
Egypt
Revenues (2)	757	587	630	28.9%	20.2%
Total number of customers (at 71,25%) (3)	10,771	6,603	6,603	63.1%	63.1%
ARPU (4) (in euros)	84	-	112	-	(25.0)%
Slovakia
Revenues (2)	744	708	643	5.0%	15.6%
Total number of customers (3)	2,864	2,691	2,691	6.4%	6.4%
ARPU (4) (in euros)	252	-	234	-	7.7%
Other subsidiaries (5)
Revenues (6)	2,506	2,032	2,148	23.3%	16.7%
Total number of customers (3)	16,303	11,479	13,526	42.0%	20.5%
Total
Revenues (2) (7)	7,550	6,701	6,920	12.7%	9.1%
Total number of customers (3) (7)	44,545	33,350	35,397	33.6%	25.8%
o/w Number of broadband customers (3)	1,939	742	742	161.3%	161.3%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 5.6 "Financial glossary".

(5)

Other subsidiaries include subsidiaries in Botswana, Cameroon, Ivory Coast, Guinea, Equatorial Guinea, Guinea-Bissau, Mauritius, Jordan, Madagascar, Mali, Moldavia, the Dominican Republic, Central African Republic and Senegal.

(6)

In millions of euros. Includes the revenues from other subsidiaries and eliminations.

(7)

Selling of Orange's mobile operations in the Netherlands on October 1, 2007.

On a historical basis, the 9.1% growth in PCS Rest of world revenues between 2006 and 2007 in particular includes the negative impact, i) of foreign exchange rate fluctuations, primarily linked to the US dollar, and ii) changes in the scope of consolidation concerning the selling of Orange's mobile operation in the Netherlands on October 1, 2007, effective October 1, 2006 in the comparable basis data, partially offset by the positive impact of the full consolidation of Mobilecom in Jordan on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 12.7% increase in revenues between the two years was primarily due to the overall increase in the number of customers, combined with strong business growth in emerging countries, particularly in Romania, Egypt, Senegal, Mali and the Dominican Republic. This change was partially offset by the negative impact of the reduction in call termination rates and the reduction in roaming rates on revenues growth and the ARPU in Europe, notably in the Belgium and Switzerland.

3.1.2

Gross operating margin - PCS

On a historical basis, PCS GOM showed 3.0% growth in 2007 compared to 2006 and came in at 9.977 billion euros. This increase primarily includes the impact of changes in the scope of consolidation and other changes, in relation to, i) internal reorganization between business segments without any impact on the Group level, and ii) the selling of Orange's mobile operation in the Netherlands on October 1, 2007, effective October 1, 2006 in the comparable basis data, and iii) the full consolidation of Mobilecom in Jordan on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, PCS GOM is up 5.8% between the two years. This 544 million euros increase can be explained primarily:

-

by the 11.4% growth in PCS Rest of the world GOM in 2007 compared to 2006, representing 314 million euros. This increase is primarily linked to growth in revenues, primarily in the emerging countries, which partially offsets the increase in operating expenses included in the GOM, driven by, i) the increase in service fees and inter-operator costs due to increased traffic, ii) by the increase in commercial expenses, induced by overall growth in the number of customers, and iii) by the launching of operations in Guinea-Bissau, Guinea and the Central African Republic;

-

by the 17.1% growth in PCS Poland GOM between 2006 and 2007, representing an improvement of 122 million euros. This increase in primarily generated by the growth in revenues, partially offset by the 1.5% increase in operating expenses included in the GOM linked primarily to the increase in commercial expenses in order to support growth;

-

by the 3.2% increase in PCS France GOM when comparing the two years. This 119 million euros increase primarily reflects the growth in revenues, and to a lesser extent the 0.1% drop in operating expenses included in the GOM. This slight decrease reflected the effective control over management costs on the one hand, and the favorable impact of call termination rate cuts on domestic terminations on the other hand, offsetting the increase in commercial expenses within a highly competitive environment, as well as the rising costs related to the development of the broadband network. The increase in commercial expenses reflected the efforts made to retain customers in a fiercely competitive context, efforts that paid off with a 4.1% increase in the total number of customers between December 31, 2006 and December, 31, 2007. At the same time, the number of wireless broadband customers rose sharply, coming in at more than 7.4 million customers at December 31, 2007;

-

and by the 2.2% increase in PCS United Kingdom GOM between the two years, representing an increase of 30 million euros. This increase is primarily generated by the growth in revenues, partially offset by the increase in operating expenses included in the GOM due in particular to the increase in service fees and inter-operator costs, linked to the abundance offers, generating an increase in inter-operator traffic and growth in the use of Short Messaging Service (SMS).

These increases are partially offset by the 4.9% drop (41 million euros) in PCS Spain GOM, stemming in particular, i) by the negative impact of the reduction in call termination rates and the reduction in roaming rates on revenues growth, and ii) the increase in service fees and inter-operator costs linked to the increase in traffic.

3.1.3

Capital expenditures on tangible and intangible assets excluding licenses - PCS

On a historical basis, PCS capital expenditures on tangible and intangible assets excluding licenses have recorded a 2.5% drop coming in at 3.493 billion euros in 2007, compared to 3.581 billion euros in 2006. This decrease primarily includes the impact of changes in the scope of consolidation and other changes, in relation to, i) internal reorganization between business segments without any impact on the Group level, ii) the selling of Orange's mobile operation in the Netherlands on October 1, 2007, effective October 1, 2006 in the comparable basis data, and iii) the full consolidation of Mobilecom in Jordan on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 2.4% increase in capital expenditures on tangible and intangible assets excluding licenses, representing an increase of 80 million euros, can be explained primarily:

-

by the 16.3% growth (195 million euros increase) in investment expenses for PCS Rest of the world, which can be explained primarily by the increase in investment expense pertaining to, i) the extension of the network coverage and the development in the network linked to the growth in the number of customers in high-growth countries of PCS Rest of the world, and ii) to a lesser extent, the customer service platforms;

-

by the 15.6% increase, representing 45 million euros, in capital expenditures on tangible and intangible assets excluding licenses for PCS Poland, stemming for a large part from the increase in investment expense concerning broadband access and network capacities;

-

and by the 5.3% increase in capital expenditures on tangible and intangible assets excluding licenses for PCS United Kingdom. This 25 million euros increase is due in particular to the increase in investment expenses pertaining to IT equipment, partially offset by the drop in expenses pertaining to the networks due to reviewing the investment expense program.

These increases are partially offset:

-

by a 10.6% drop, (95 million euros) in capital expenditures on tangible and intangible assets excluding licenses for PCS France, primarily linked to the discounts obtained from equipment manufacturers on the renewal of network equipment started in July 2007 and stopping 2G capacity investments in areas covering by 3G;

-

and by the 16.1% drop (89 million euros) in investment expenses for PCS Spain stemming in particular from the drop in investments pertaining to access networks, due to the network sharing agreement with Vodafone.

3.1.4

Telecommunication licenses - PCS

In 2007, telecommunication licenses represented 85 million euros and primarily concern the acquisition of licenses in Guinea, Central African Republic, Guinea-Bissau and Niger. In 2006, telecommunication licenses, representing 283 million euros on a historical basis as well as on a comparable basis, correspond almost exclusively to the fixed portion of the renewal for 15 years of Orange's GSM license in France (see Section 2.4.1.2 "Telecommunication licenses").

3.2

Home Communication Services (HCS)

(in millions of euros)	Years ended December 31
Home Communication Services (HCS)	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis

HCS
Revenues	22,671	22,725	22,487	(0.2)%	0.8%
GOM	7,799	7,641	7,265	2.1%	7.3%
GOM / Revenues	34.4%	33.6%	32.3%
CAPEX	3,080	2,879	2,721	7.0%	13.2%
CAPEX / Revenues	13.6%	12.7%	12.1%
Average number of employees	129,168	137,004	134,447	(5.7)%	(3.9)%

HCS France
Revenues	17,957	17,709	17,657	1.4%	1.7%
GOM	6,482	5,953	5,650	8.9%	14.7%
GOM / Revenues	36.1%	33.6%	32.0%
CAPEX	2,169	2,046	1,928	6.0%	12.5%
CAPEX / Revenues	12.1%	11.6%	10.9%
Average number of employees	91,776	98,161	96,560	(6.5)%	(5.0)%

HCS Poland
Revenues	2,886	3,139	3,048	(8.1)%	(5.3)%
GOM	1,205	1,473	1,430	(18.2)%	(15.7)%
GOM / Revenues	41.8%	46.9%	46.9%
CAPEX	627	504	489	24.4%	28.2%
CAPEX / Revenues	21.7%	16.1%	16.1%
Average number of employees	28,583	29,748	29,748	(3.9)%	(3.9)%

HCS Rest of the world
Revenues	2,100	2,100	2,005	0.0%	4.7%
GOM	112	216	185	(48.3)%	(39.7)%
GOM / Revenues	5.3%	10.3%	9.2%
CAPEX	284	330	304	(13.9)%	(6.6)%
CAPEX / Revenues	13.5%	15.7%	15.2%
Average number of employees	8,810	9,094	8,138	(3.1)%	8.3%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

The HCS segment covers fixed-line telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the world, as well as distribution activities and support functions provided to other segments within the France Telecom group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, covering the fixed-line and Internet operations of international subsidiaries, excluding France and Poland, i.e. Spain and the United Kingdom, Ivory Coast, Mauritius, Jordan and Senegal.

In October 2007, France Telecom sold Orange's mobile and Internet operations in the Netherlands (see Section 1. "Overview" and Note 4 to the consolidated financial statements).

3.2.1

Revenues - HCS

¢

Revenues - HCS France

	Years ended December 31
HCS France	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	17,957	17,709	17,657	1.4%	1.7%
Consumer Services	9,499	9,572	9,552	(0.8)%	(0.6)%
Carrier Services	6,143	5,906	5,776	4.0%	6.4%
Other HCS in France	2,315	2,231	2,329	3.8%	(0.6)%
Consumer Services
Number of Consumer telephone lines (3) (in millions)	23.0	-	25.5	-	(9.8)%
ARPU of Consumer fixed-line services (4) (in euros)	30.6		28.0		9.3%
"Voice" telephone traffic of Consumer customers (5) (in billions of minutes)	33.5	-	40.5	-	(17.2)%
Number of Consumer customers for ADSL broadband usages (6)	7,296	-	5,916	-	23.3%
Number of subscribers to multi-service offers:
Number of leased Livebox (6)	5,209	-	3,437	-	51.6%
Number of subscribers to "Voice over IP"services (6)	4,102	-	2,081	-	97.1%
Number of subscribers to ADSL TV offers (6)	1,149	-	577	-	99.1%
Carrier Services
Traffic (in billions of minutes):
Domestic interconnection "voice" traffic	53.5	-	56.0	-	(4.5)%
Incoming international traffic	5.1	-	4.4	-	16.1%
Number of wholesale lines rental (6)	716	-	15	-	na
Total number of unbundled telephone lines (6)	5,187	-	3,919	-	32.4%
Number of partially unbundled telephone lines (6)	1,563	-	1,810	-	(13.6)%
Number of fully unbundled telephone lines (6)	3,624	-	2,109	-	71.8%
Number of wholesale sales of ADSL access to third party IAPs (6)	2,232	-	2,079	-	7.4%
o/w Number of wholesale sales of naked ADSL to third party IAPs (6)	942	-	188	-	na

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

At end of period. This figure included: i) the standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers.

(4)

See Section 5.6 "Financial glossary".

(5)

Outgoing STN telephone traffic from France Telecom customers to all destinations (STN and IP).

(6)

In thousands. At end of period.

On a historical basis, HCS France segment revenues were up 1.7% in 2007 compared with 2006. This change includes in particular the impact of internal reorganizations among business segments with no effect at the Group level and the selling of France Telecom Mobile Satellite Communications (FTMSC) in 2006.

On a comparable basis, HCS France revenues show growth of 1.4% between the two years, coming in at 17.957 billion euros in 2007.

☐

Revenues from Consumer Services revenues

On a comparable basis, the slight drop of 0.8% in Consumer Services revenues, amounting to 9.499 billion euros in 2007, can be explained by the drop in switched telephone network (STN) sector and mature sectors (public telephones, leased terminals) which are not entirely offset by the fast development in ADSL broadband services. ARPU for Consumer fixed-line services (see Section 5.6 "Financial glossary") is up substantially, from 28.0 euros at December 31, 2006 to 30.6 euros at December 31, 2007 (calculation based on the last sliding 12 months). This change stems from:

-

the 29,0% increase in revenues on Consumer Online and Internet access services linked to the rapid development of ADSL broadband services. Growth in the number of Consumer customers for ADSL broadband continued at a sustained rate with 7.296 million customers at December 31, 2007, representing 1,380 million new customers. The portion of ADSL customers with leased Livebox gateways changed from 58% at December 31, 2006 to 71% at December 31, 2007. The portion of ADSL customers having subscribed to "Voice over IP" services changed from 35% on December 31, 2006 to 56% at December 31, 2007. Most of the ADSL positioning since the beginning of 2007 has concerned the "Subscription" and "Net" plans which include the "Voice over IP" service in the basic offer. The new "Net" offer which includes broadband access, "Voice over IP" and TV is an "all-IP" offer, and the client no longer has any STN access at all. This includes 0.941 million customers at, December 31, 2007. The number of ADSL customers that subscribe to the "ADSL TV" offers changed from 0.577 million at December 31, 2006 to 1.149 million at December 31, 2007. Orange's "ADSL TV" offer has been enhanced with a pay package in May 2007, as well as several subscription options to on-demand video theme catalogues. The number of low-speed internet customers continues to drop fast, with 0.655 million customers at December 31, 2007;

-

the 17.3% reduction in revenues from Consumer calling services, primarily due to, i) the reduction in the total switched telephone traffic market (measured to the inter-connection), which picked up pace significantly since September 2005, impacted by the development of "Voice over IP" services (17.2% drop in total STN traffic billed to customers of France Telecom), and ii) the impact of reductions in prices for calls to mobiles (to all mobile operators, which occurred on January 3, 2007 for professionals and January 18, 2007 for residential customers);

-

the 2.1% drop in Consumer Subscription fees revenues, due to the development of full unbundled lines, the wholesale offer of telephone subscriptions since the beginning of the year and the wholesale offer of bare ADSL to third party ISPs (Internet Access Providers) since October 2006 (for which the revenues are included in the "Carrier Services revenues" described hereinafter). In this way, the number of lines billed directly to customers through residential telephone subscription fees or Pros contracts fell by 9.9% between December 31, 2006 and December 31, 2007. These unfavorable impacts are partially offset by the positive impact of the 7% increases in the main subscription (1 euro), which occurred on July 1, 2007 and on July 4, 2006;

-

and the 12.8% drop in revenues from Other Consumer services between the two years, linked to the 23.1% drop in public telephone traffic and card services, as well as the downturn in the telephone terminal leasing business, with the number of leased terminals (excluding Livebox gateways) down 18.0% in one year. These negative effects were partially offset by the substantial growth in revenues generated through portals and content services (Orange portals online advertising).

☐

Revenues from Carrier Services

On a comparable basis, the 4.0% increase in revenues from Carrier Services, coming in at 6.143 billion euros in 2007, can be explained:

-

by the 12.4% increase in revenues from Domestic Carrier services, driven primarily by the rapid development of the ADSL broadband market, particularly with the unbundling of telephone lines. At the same time, revenues from the wholesale sale of ADSL access to third-party ISPs (Internet access providers) grew 18.1% because of the increase in the number of ADSL accesses sold wholesale to third-party Internet access providers. The wholesale offer of telephone subscriptions grew substantially during 2007 with 0.150 million accesses at December 31, 2006 and 0.716 million accesses at December 31, 2007. Domestic interconnection revenues fell by 3.9% due to the drop in the domestic interconnection "voice" traffic and the continued drop in the "low-speed Internet" interconnection traffic. Lastly, revenues from data services to operators (leased lines and Turbo DSL services) were up slightly 2.6%, despite drops in rates thanks to growth in installed capacity;

-

partially offset by the 3.6% drop in revenues from Other Carrier services corresponding to a great extent to the decrease in revenues from services provided to other France Telecom group business segments (lower telephone traffic volume and lower prices linked in particular to call terminations to mobiles).

☐

Revenues from Other Home Communication Services in France

On a comparable basis, the 3.8% growth in revenues from Other Home Communication Services in France, amounting to 2.315 billion euros in 2007, stems primarily from the 5.7% increase in income generated by the services provided to other business segments (distribution of products and services, sales administration, customer service, interconnection, maintenance and billing), which accounted for 83% of revenues from Other Home Communication Services in France. In addition, external revenues recorded a 5.0% drop concerning information services in particular.

¢

Revenues - HCS Poland

	Years ended December 31
HCS Poland	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	2,886	3,139	3,048	(8.1)%	(5.3)%
Consumer and Business customers
Number of fixed-line telephony customers (3)	8,950	10,128	10,128	(11.6)%	(11.6)%
Number of broadband Internet customers (3) (4)	2,022	1,712	1,712	18.1%	18.1%
Number of subscribers to multi-service offers:
Number of leased Livebox (3)	346	148	148	133.8%	133.8%
Number of subscribers to "Voice over IP" services (3)	132	14	14	na	na
Number of subscribers to ADSL TV offers (3)	40	3	3	na	na
Wholesale Services
Number of wholesale lines rental (3)	592	-	-	-	-
Number of Bitstream access (3)	132	-	-	-	-

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

ADSL and SDI technology (rapid Internet access technology).

On a historical basis, revenues of HCS Poland, amounting to 2.886 billion euros in 2007 recorded a drop of 5.3% compared to 2006. This decrease includes the positive impact of foreign exchange rate fluctuations.

On a comparable basis, revenues of HCS Poland record a drop of 8.1% drop due primarily:

-

to the drop in "voice" revenues. The drop in revenues from communication services reflected in particular from the growing effect of the fixed-line-to-mobile substitution, the reduction in the telephone traffic and the fierce competitive environment. Continued migration of customers from traditional initial offers over to the New Tariff Plans (launched in 2004, with a higher subscription rate) was helping to curb the slowdown in telephone traffic, while increasing subscription fees revenues, which rose from 57% of "voice" revenues in 2006 to 61% in 2007;

-

partially offsetting the increase in revenues from growing services such as broadband internet access and managed network businesses. On a comparable basis, broadband Internet access revenues rose 5% in 2007 compared to 2006, driven by the 18% increase in the number of broadband Internet customers (0.310 million new customers over the year). The broadband offers have been enhanced with the launch of the Livebox in 2006 (346,000 customers at December 31, 2007). This favorable change has enabled TP S.A. to maintain a leading position in the Polish broadband market, and to more than offset the drop in low-speed Internet revenues, which accounted for 5% of total revenues from Internet access services. Data transmission services (including low and high-speed Internet, data transmission and leased lines), up 3.7% in 2007, represented 21% of total HCS Poland segment revenues, compared with 19% in 2006.

¢

Revenues - HCS Rest of the world

	Years ended December 31
HCS Rest of the world	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Spain (2)
Revenues (3)	604	629	558	(4.0)%	8.2%
Number of broadband Internet customers (ADSL) (4)	1,177	918	640	28.2%	83.9%
United Kingdom
Revenues (3)	403	425	426	(5.1)%	(5.4)%
Number of broadband Internet customers (ADSL) (4)	1,138	1,063	1,063	7.1%	7.1%
Senegal
Revenues (3)	390	378	378	3.1%	3.1%
Number of fixed-line telephony customers (4)	269	283	283	(4.9)%	(4.9)%
Jordan (5)
Revenues (3)	258	261	203	(0.9)%	27.5%
Number of fixed-line telephony customers (4)	559	614	614	(9.0)%	(9.0)%
Ivory Coast
Revenues (3)	182	169	169	8.1%	8.1%
Number of fixed-line telephony customers (4)	250	271	271	(7.7)%	(7.7)%
Other subsidiaries (6)
Revenues (7)	262	238	271	10.0%	(3.5)%
Total
Revenues (3)	2,100	2,100	2,005	0.0%	4.7%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

Acquisition of T-Online Telecommunications Spain (now FT España ISP), operating under the Ya.com brand, on July 31, 2007.

(3)

In millions of euros.

(4)

In thousands. At end of period.

(5)

Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, previously proportionately consolidated at 40.0%.

(6)

Other subsidiaries include in particular subsidiaries in Mauritius.

(7)

In millions of euros. Includes the revenues from other subsidiaries and eliminations.

On a historical basis, the 4.7% growth in HCS Rest of the world revenues in 2007 coming in at 2.100 billion euros, in particular due to the favorable impact of the changes in the scope of consolidation concerning in particular, i) the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective January 1, 2006 in the comparable basis data, and ii) the acquisition of Ya.com in Spain on July 31, 2007, effective August 1, 2006 in the comparable basis data, partially offset by the negative impact of foreign exchange rate fluctuations and the selling of Orange's mobile operation in the Netherlands on October 1, 2007, effective October 1, 2006 in the comparable basis data.

On a comparable basis, the stability in the revenues recorded by the HCS Rest of the world segment primarily reflected the growth in revenues in the Ivory Coast and in Senegal, which fully offsets the drop in revenues in Spain and in the United Kingdom (the drop in low-speed Internet revenues being only partially offset by the increase in broadband revenues).

3.2.2

Gross operating margin - HCS

On a historical basis, HCS GOM shows growth of 7.3% between 2006 and 2007, coming in at 7.799 billion euros, including in particular the impact of the changes in the scope of consolidation and other changes concerning in particular, i) internal reorganizations among business segments with no effect at Group level, and ii) the full consolidation of Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective January 1, 2006 in the comparable basis data.

On a comparable basis, the 2.1% increase in HCS GOM, representing an increase of 158 million euros between 2006 and 2007, can be explained by the 8.9% increase in de la HCS France GOM between 2006 and 2007. This increase of 529 million euros is driven by the drop in operating expenses included in the GOM, stemming i) from the decrease in service fees and inter-operator costs, following the reduction in the price of fixed-line-to-mobile call termination rates, and ii) the decrease in labour expenses (wages and employee benefit expenses), related primarily to the reduction in the workforce (6.5% drop in the average number of full-time equivalent employees, see Section 5.6 "Financial glossary") on the one hand, and from the growth in revenues, driven by the development of ADSL broadband services and the wholesale offering for broadband access.

Between 2006 and 2007, the increase in HCS France GOM is partially offset:

-

by the 18.2% drop in HCS Poland GOM, which decreased 268 million euros between 2006 and 2007, primarily due to the drop in revenues and to a lesser extent to the increase in operating expenses included in the GOM. The increase in operating expenses included in the GOM concerns, i) other operating expenses (net of other operating incomes), for which the increase primarily results from the increase in provisions, and ii) outsourcing fees relating to technical operation and maintenance as well as IT expenses subsequent to the new outsourcing contracts for network installation and maintenance. These increases were partially offset by the reduction in service fees and inter-operator costs, following the sharp reduction in the price of mobile call termination rates. Labour expenses (wages and employee benefit expenses) are up slightly compared to 2006, with the volume impact induced by the drop in the average number of employees (full-time equivalents) being offset by a price impact, reflecting in particular the increase in the skills and qualifications for some employee profiles;

-

and by the 48.3% reduction in HCS Rest of the world GOM. This 104 million euros decrease stems primarily from the drop in United Kingdom and Spain GOM due in particular to the drop in revenues, which partially offsets the increase in Ivory Coast GOM, driven primarily by growth in revenues.

3.2.3

Capital expenditures on tangible and intangible assets excluding licenses - HCS

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses have recorded a 13.2% increase coming in at 3.080 billion euros in 2007. This increase primarily includes the impact of changes in the scope of consolidation and other changes in relation to, i) internal reorganization between business segments without any impact on the Group level, and ii) the acquisition of Ya.com in Spain on July 31, 2007, effective August 1, 2006 in the comparable basis data.

On a comparable basis, the 7.0% increase (201 million euros in 2007) in HCS capital expenditures on tangible and intangible assets excluding licenses primarily concerns:

-

the investment expenses of HCS France, showing growth of 6.0% over the year (representing an increase of 123 million euros). This increase primarily concerns, i) equipment pertaining to transmission (in order to handle the increase in speeds) and also to develop the ADSL digital television offer, and ii) the modernization of the network of Orange boutiques, aiming to optimize the location and size of the boutiques in order to increase the quality of customer relations and the volume of sales transactions;

-

and the investment expenses of HCS Poland, with a 24.4% increase (123 million euros during the year). This increase stems from the transformation of segments with the development of converging offers and products (especially Livebox) and the optimization of the support functions.

3.3

Enterprise Communication Services (ECS)

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

(in millions of euros)	Years ended December 31
Enterprise Communication Services (ECS)	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues	7,721	7,689	7,652	0.4%	0.9%
GOM	1,343	1,414	1,590	(5.1)%	(15.6)%
GOM / Revenues	17.4%	18.4%	20.8%
CAPEX	406	429	430	(5.3)%	(5.5)%
CAPEX / Revenues	5.3%	5.6%	5.6%
Average number of employees	19,204	18,731	17,367	2.5%	10.6%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

3.3.1

Revenues - ECS

	Years ended December 31
Enterprise Communication Services (ECS)	2007	2006	2006	Change (%)	Change (%)
		comparable	historical	comparable	historical
		basis (1)	basis	basis (1)	basis
Revenues (2)	7,721	7,689	7,652	0.4%	0.9%
Business network legacy	3,648	4,023	4,063	(9.3)%	(10.2)%
Advanced business network	1,964	1,834	1,879	7.1%	4.6%
Extended business services	1,139	996	836	14.4%	36.3%
Other business services	970	837	874	15.9%	10.9%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.6	-	5.8	-	(2.7)%
Total number of permanent accesses to data networks in France (4) (5)	322.0	-	300.3	-	7.2%
o/w Number of IP-VPN accesses in France (4) (5)	242.0	-	209.2	-	15.7%
Number of IP-VPN accesses worldwide (5)	295.7	-	256.1	-	15.5%
Number of Business Everywhere mobile services users in France (5)	571.4	-	485.8	-	17.6%

(1)

Unaudited data. See Section 5.1 "Transition from data on a historical basis to data on a comparable basis".

(2)

In millions of euros.

(3)

At end of period. This figure included standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.

(4)

Access by customers outside the France Telecom group, excluding carrier market.

(5)

In thousands. At end of period.

On a historical basis, ECS revenues are up 0.9% between 2006 and 2007. This change in particular includes the positive impact of changes in the scope of consolidation and other changes primarily following the acquisition of Groupe Diwan on July 27, 2006 and the Groupe Silicomp on January 4, 2007, effective January 1, 2006in the comparable basis data.

¢

Revenues from Business network legacy

On a comparable basis, the 9.3% drop in Business network legacy revenues in 2007 compared to 2006 is primarily due:

-

to the 16.8% drop in data legacy revenues. The net slowdown in the downward trend in data infrastructure legacy revenues, occurring mainly in France stems from the progressive lessening of the impact of migration of our major customers over to more recent technologies which were mostly complete at the end of 2005. Likewise, the lower revenues recorded on managed network legacy is not as high as the previous year and reflects the continued disconnections of customers opting for IP solutions;

-

and, to a lesser extent, to the 5.7% drop in voice legacy revenues (representing 70% of business network legacy revenues). This drop can be explained, i) by the 8.4% drop in the volume of Business calling services (reduction in the market measured at the interconnection), ii) by the impact of the drop in prices, primarily linked to discounts given to businesses on their communications and to rate cuts on fixed-line-to-mobile calls, and iii) by the drop in the traffic and in the average price per minute of customer relations services (Audiotel, Welcome no.), due to free-of-charge hold time and progressive shift over to Internet and SMS supports for business concerning the highest rate brackets.

The number of Business telephone lines in France fell only slightly, with the reduction in the number of Numéris (ISDN) channels, gradually being replaced by IP access over xDSL, offset in part by the increase in the number of analog lines supporting the migration media over to IP solutions, and the fact that businesses have not yet substantially migrated over to "Voice over IP".

¢

Revenues from the Advanced business network

On a comparable basis, the significant increase of 7.1% between 2006 and 2007 in Advanced business network revenues can be explained:

-

primarily by the 6.2% growth in revenues from IP network services, representing 91% of Advanced business network revenues. This growth reflects the trend to consolidating the migration of enterprises over to IP networks. This consolidation is also substantial at the level of growth in the number of IP-VPN accesses in France, which is continuing with however a slight show of inflexion (up 15.7% in 2007 compared to 2006);

-

and by growth in data infrastructure advanced revenues, which is entirely generated in France and includes xDSL support and very high speed services, reflecting the development of very high speed services such as MAN Ethernet and Ethernet LINK.

¢

Revenues from Extended business services

On a historical basis, revenues from Extended business services increased 36.3% between 2006 and 2007, partially linked to the acquisition of Groupe Diwan, Neocles Corporate and Groupe Silicomp, effective on January 1, 2006 in the comparable basis data.

On a comparable basis, the 14.4% increase between 2006 and 2007 in revenues from Extended business services first stems from sustained growth of 25.5% in revenues from platform services, especially in France. Likewise, revenues from project consulting and management have recorded considerable growth of 19.1% in 2007 compared to 2006. Finally, after a constant phase of growth in 2006, revenues from integration services, which includes revenues linked to on-site services and customer assistance, tends to stabilize in 2007.

¢

Revenues from Other business services

On a comparable basis, revenues from Other business services, which includes the broadcasting segment, a market in which France Telecom operates through its subsidiary GlobeCast, and the business sector of selling network equipment (PBX, IPBX, routers), grew 15.9% between 2006 and 2007. This growth is primarily linked to substantial growth in revenues stemming from the sale of network equipment with the cancellation of major contracts in France as well as internationally (especially in the emerging countries), although at the same time, the broadcasting sector continued to grow.

3.3.2

Gross operating margin - ECS

On a historical basis, ECS GOM amounts to 1.343 billion euros in 2007, down 15.6% compared to 2006 and primarily includes the impact of changes in the scope of consolidation and other changes in relation to, i) internal reorganization between business segments without any impact on the Group level, and ii) the acquisition of Groupe Silicomp on January 4, 2007, effective January 1, 2006 in the comparable basis data.

On a comparable basis, ECS GOM was down 5.1%. As such, the GOM to revenues ratio is down 1.0 points, amounting to 17.4% in 2007. This drop in GOM reflects the transformation of the economic model with, i) downward pressure on network activity margin linked with stiffened competitive pressure internationally and the transformation over to IP solutions, and ii) the growing share in service activities.

3.3.3

Capital expenditures on tangible and intangible assets excluding licenses - ECS

On a comparable basis, Capital expenditures on tangible and intangible assets excluding licenses amount to 406 million euros in 2007, down 5.3% compared to 2006. These expenditures fall in line with 2006 and mainly concern connectivity and continued development of the services segment.

4. CASH FLOWS, SHAREHOLDERS' EQUITY AND FINANCIAL DEBT

4.1

Liquidity and cash flows

¢

Simplified consolidated statement of cash flows (1)

(in millions of euros)	Years ended December 31
	2007	2006
		historical
		basis
Net cash provided by operating activities	14,644	13,863
Net cash used in investing activities	(6,881)	(4,691)
Net cash used in financing activities	(7,654)	(9,271)
Net change in cash and cash equivalents	109	(99)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(54)	(28)
Cash and cash equivalents at beginning of year	3,970	4,097
Cash and cash equivalents at end of year	4,025	3,970

(1)

For more details, see "Consolidated statement of cash flows " in the consolidated financial statements and Note 31 to the consolidated financial statements.

¢

Organic cash flow

France Telecom uses organic cash flow (see Section 5.6 "Financial glossary") as an operating performance indicator in order to measure the cash flow generated by operations, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

☐

From GOM to net cash provided by operating activities

(in millions of euros)	Years ended December 31
	2007	2006	2006
		excluding Pages	historical
		Jaunes Groupe (1)	basis
GOM	19,116	18,539	18,539
GOM of discontinued operations (1)	-	-	361
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(2,411)	(2,695)	(2,684)
Payments made for early retirement plan (2)	(893)	(953)	(953)
Income tax paid	(791)	(481)	(606)
Employee profit-sharing paid	(346)	(349)	(382)
Restructuring costs paid (3)	(272)	(237)	(237)
Change in total working capital requirement (4) (5)	281	(17)	43
Change in operating working capital requirement (4)	61	(336)	(235)
Change in other items of working capital requirement (5)	220	319	278
Neutralization of the non-monetary items and other items paid	(40)	(219)	(218)
Net cash provided by operating activities	14,644	13,588	13,863

(1)

PagesJaunes Groupe was disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

(2)

See Notes 2, 9, 11, 28 and 32 to the consolidated financial statements.

(3)

Excluding payments made for early retirement plan (see table above).

(4)

See Section 5.6 "Financial glossary".

(5)

Excluding disbursed employee profit sharing (cf. above in table).

☐

From net cash provided by operating activities to organic cash flow

(in millions of euros)	Years ended December 31
	2007	2006	2006
		excluding Pages	historical
		Jaunes Groupe (1)	basis
Net cash provided by operating activities	14,644	13,588	13,863
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(6,939)	(6,787)	(6,811)
- CAPEX of continuing operations (2)	(6,979)	(6,732)	(6,732)
- CAPEX of discontinued operations (1)	-	-	(24)
- Telecommunication licenses (2)	(85)	(283)	(283)
- Increase (decrease) in amounts due to fixed asset suppliers	125	228	228
Proceeds from sales of property, plant and equipment and intangible assets	113	105	105
Organic cash flow	7,818	6,906	7,157

(1)

PagesJaunes Groupe was disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

(2)

See Section 2.4 "Group capital expenditure" and Note 3 to the consolidated financial statements.

Organic cash flow amounted to 7.818 billion euros in 2007, compared with 7.157 billion euros in 2006, showing an increase of 661 million euros. This increase can be explained mainly by the increase in net cash provided by operating activities, in conjunction specifically with the increase in GOM. Organic cash flow for the 2006 financial year includes PagesJaunes Groupe, a business disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements). Excluding the PagesJaunes Groupe in 2006, organic cash flow increased 912 million euros, changing from 6.906 billion euros in 2006 to 7.818 billion euros in 2007.

The share of organic cash flow which may be allocated to minority shareholders stands at 746 million euros in 2007 compared with 1.045 billion euros in 2006 (930 million euros excluding PagesJaunes Groupe).

¢

Net cash provided by operating activities

Net cash provided by operating activities stands at 14.644 billion euros in 2007, an increase of 781 million euros compared to 2006 (13.863 billion euros).

(in millions of euros)	Years ended December 31
Net cash provided by operating activities for 2006 (historical basis)	13,863
Increase factors:
Increase in the GOM of continuing operations	577
Increase in the change in total working capital requirement (1)	279
- Increase in the change in operating working capital requirement (1)	296
- Decrease in the change in other items of working capital requirement	(17)
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	273
Decrease factors:
GOM of discontinued operations (an item specific to 2006) (2)	(361)
Increase in income tax paid	(185)
Other items	198
Net cash provided by operating activities for 2007	14,644

(1)

See Section 5.6 "Financial glossary".

(2)

GOM for PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

In 2007, the 294 million euros improvement in the overall working capital requirements (see Section 5.6 "Financial glossary") results in the main from the combined effect of the increase in supplier debts and the reduction in payment time for client debts due. In 2006, the improvement in overall working capital requirements was 15 million euros.

¢

Net cash used in investing activities

Net cash used in investing activities stand at 6.881 billion euros in 2007, compared with 4.691 billion euros in 2006.

☐

Acquisitions and sales of property, plant and equipment and intangible assets

(in millions of euros)	Years ended December 31
Acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	2007	2006
		historical
		basis
Acquisitions of property, plant and equipment and intangible assets	(7,064)	(7,039)
- CAPEX of continuing operations (1)	(6,979)	(6,732)
- CAPEX of discontinued operations (2)	-	(24)
- Telecommunication licenses (1)	(85)	(283)
Increase (decrease) in amounts due to fixed asset suppliers	125	228
Proceeds from sales of property, plant and equipment and intangible assets	113	105
Group total	(6,826)	(6,706)

(1)

See Section 2.4 "Group capital expenditure" and Note 3 to the consolidated financial statements.

(2)

Capital expenditures on tangible and intangible assets of PagesJaunes Groupe, disposed of on October 11, 2006 (see Note 4 to the consolidated financial statements).

☐

Cash paid for investment securities

(in millions of euros)	Years ended December 31
Cash paid for investment securities (net of cash acquired) (1)	2007	2006
		historical
		basis
Acquisition of 100 % of T-Online Telecommunications Spain which became FT España ISP (operating under the Ya.com brand) (2)	(319)	-
Acquisition of 51 % of Telkom Kenya (2)	(270)	-
Purchase of 2 % of treasury shares by TP S.A.	(185)	-
Acquisition of 33.5 % of Orange Moldova (former Voxtel) (2)	(103)	-
Acquisition of 96.1 % of Groupe Silicomp (2)	(96)	-
Acquisition of 90 % of VOXmobile by Mobistar (2)	(80)	-
Acquisition of 1.7 % of Amena (3)	-	(113)
Acquisition of 15.8 % of Jordan Telecommunications Company (JTC) (4)	-	(68)
Acquisition of 99.5 % of Groupe Diwan	-	(39)
Other acquisitions	(64)	(35)
Group total	(1,117)	(255)

(1)

See Note 4 to the consolidated financial statements.

(2)

See Section 1. "Overview".

(3)

Acquisition in March 2006 by France Telecom of an additional 0.6% stake in Auna, which became France Telecom Operadores de Telecommunicaciones S.A. (FTOT), and acquisition by FTOT of an additional 1.4% stake in Retevision Movil S.A. (Amena). Since the merger of the FT España, FTOT and Amena companies to create FT España in July 2006, France Telecom now holds a 79.3% stake in FT España.

(4)

Acquisition in April 2006 by France Telecom of an additional 12% stake in Jitco, the holding company of Jordan Telecommunications Company (JTC), and acquisition by France Telecom, successively in July and November 2006, of 10% and 1% less one share in JTC. At the end of those transactions, France Telecom held directly or indirectly 51% minus one share of JTC.

Cash paid for investment securities, net of cash acquired, stands at 1.117 billion euros in 2007, compared with 255 million euros in 2006. The main acquisitions of investment securities for the 2007 financial year are described in the paragraph entitled "Main events that took place in 2007" in Section 1. "Overview" and in Note 4 to the consolidated financial statements.

☐

Proceeds from sales of investment securities

(in millions of euros)	Years ended December 31
Proceeds from sales of investment securities (net of cash transferred) (1)	2007	2006
		historical
		basis
Proceeds from sale of 100 % of Orange's Internet and mobile businesses in the Netherlands (2)	1,306	-
Price supplement tied to the sale of Tower Participations (company holding TDF) (2)	254	-
Proceeds from sale of 20 % of Bluebirds Participations France (company holding Eutelsat Communications) (2)	110	-
Effect of the share restructuring in One GmbH (2)	82
Proceeds from sale of 54 % of PagesJaunes Groupe (4)	-	2,697
Proceeds from sale of 100 % of France Telecom Mobile Satellite Communications (FTMSC)	-	46
Proceeds from sale of 20 % of Ypso Holding (cable network activities)	-	44
Other proceeds from sales	56	22
Group total	1,808	2,809

(1)

See Notes 4 and 8 to the consolidated financial statements.

(2)

See Section 1. "Overview".

(3)

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Groupe to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3.287 billion euros, net of disposal costs. In 2006, the proceeds from the disposal, which stood at 2.983 billion euros, were recorded under consolidated net income after tax of discontinued operations (see Section 2.3.4 "Consolidated net income after tax of discontinued operations" and Note 4 to the consolidated financial statements). After acknowledgement of repayment current accounts and the cash transferred disposed of, the net proceeds of this disposal stand at 2.697 billion euros.

The proceeds from sales of investment securities, net of cash transferred, stand at 1.808 billion euros in 2007, compared with 2.809 billion euros in 2006. The main disposal proceeds for investment securities for the 2007 financial year are described in the paragraph entitled "Main events that took place in 2007" in Section 1. "Overview" and in Notes 4 and 8 to the consolidated financial statements.

☐

Change in marketable securities and other assets

In 2007, marketable securities and other assets have increased by 746 million euros (following an increase of 539 million euros in 2006). In 2007, this figure includes in the main the deposit of 757 million euros in an escrow account. This deposit concerns the dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (see Notes 18 and 33 to the consolidated financial statements). The escrow lodging of this deposit increased net financial debt at December 31, 2007, but had no impact on the Group's organic cash flow in 2007.

¢

Net cash used in financing activities

Net cash used in financing activities represents overall a requirement of 7.654 billion euros in 2007, compared with a requirement of 9.271 billion euros in 2006.

(in millions of euros)	Years ended December 31
	2007	2006
		historical
		basis
Issuances (1)	3,946	1,513
Bonds (convertible, exchangeable or redeemable into shares) issues by France Telecom S.A.	3,122	928
EMTN (2) bank borrowings issues by France Telecom S.A.	600	456
Other issuances	224	129
Redemptions and repayments (1)	(6,546)	(6,658)
Bonds (convertible, exchangeable or redeemable into shares) redemptions by France Telecom S.A.	(3,123)	(2,787)
Redemptions of EMTN (2) bank borrowings by France Telecom S.A.	(1,629)	(1,200)
Bonds redemptions by TP S.A. Eurofinance	(475)	(500)
Redemptions of syndicated credit lines by FT España	(400)	(250)
Redemptions of perpetual bonds redeemable for shares (TDIRAs) (3)	(383)	(645)
Other redemptions and repayments	(437)	(552)
Exchange rates effects on derivatives, net	(99)	(724)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	(906)	(1,117)
Decrease (increase) in deposits and other debt-linked financial assets (1)	(330)	192
Purchase of treasury shares (4)	(214)	(10)
Capital increase (4)	140	54
Dividends paid and contributions (4)	(3,744)	(3,245)
Dividends paid by France Telecom S.A.	(3,117)	(2,602)
Dividends paid by the subsidiaries to minority shareholders	(677)	(593)
Minority shareholders' contributions	50	(50)
Net cash used in financing activities	(7,654)	(9,271)

(1)

See Notes 20, 21 and 22 to the consolidated financial statements.

(2)

Euro Medium Term Notes.

(3)

Of which 16 million euros in 2007 and 42 million euros in 2006 posted under the entry "Shareholders' equity portion of hybrid debts" (see Note 21 to the consolidated financial statements).

(4)

See Note 30 to the consolidated financial statements.

Management of covenants is described in Note 24 to the consolidated financial statements.

4.2

Shareholders' equity

At December 31, 2007, the state holds, directly or indirectly via ERAP, a state-owned industrial and commercial establishment, 27.3% of the capital in France Telecom S.A., compared with 32.4% at December 31, 2006 (see Note 30 to the consolidated financial statements).

(in millions of euros)	Years ended December 31
Shareholders' equity at December 31, 2006 (historical basis)	31,638
Shareholders' equity attributable to equity holders of France Telecom S.A.	26,794
Minority interests	4,844
Change in shareholders' equity attributable to equity holders of France Telecom S.A. (1)	3,061
Net income for 2007	6,300
Distribution of dividends by France Telecom S.A.	(3,117)
Unrealized foreign exchange gains (losses)	(467)
Other changes	345
Change in minority interests (1)	(374)
Shareholders' equity at December 31, 2007	34,325
Shareholders' equity attributable to equity holders of France Telecom S.A.	29,855
Minority interests	4,470

(1)

For more details, see "Consolidated statement of changes in shareholders’ equity" to the consolidated financial statements and Note 30 to the consolidated financial statements.

4.3

Financial debt and financing resources

4.3.1

Net financial debt

France Telecom’s net financial debt (see Section 5.6 "Financial glossary" and Note 20 to the consolidated financial statements) stands at 37.98 billion euros at December 31, 2007 compared with 42.017 billion euros at December 31, 2006. In relation to December 31, 2006, net financial debt is thus reduced by 4.037 billion euros at December 31, 2007.

¢

Net financial debt indicators

(in millions of euros)	Years ended December 31
	2007	2006
		historical
		basis
Net financial debt	37,980	42,017
Weighted average cost of net financial debt	6.46%	5.91%
Average maturity of net financial debt (1)	7.1 years	6.7 years
Ratio of Net financial debt / Shareholders' equity	1.11	1.33
Ratio of Net financial debt / GOM	1.99	2.27

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

¢

Change in net financial debt

(in millions of euros)	Years ended December 31
Net financial debt at December 31, 2006 (historical basis)	42,017
Decrease factors:
Organic cash flow (1)	(7,818)
Procceds from sales of investment securities (net of cash transferred) (1)	(1,808)
Increase factors:
Dividends paid by France Telecom S.A. (1,20 euro per share)	3,117
Cash paid for investment securities (net of cash acquired) (1)	1,117
Escrow deposit (2)	757
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	627
Other items	(29)
Net financial debt at December 31, 2007	37,980

(1)

See Section 4.1, "Liquidity and cash flows".

(2)

Dispute relating to France Telecom’s specific corporate taxation scheme between 1991 and 2002 (see Notes 18 and 33 to the consolidated financial statements). The lodging in escrow of this deposit had no impact on the Group's organic cash flow in 2007.

4.3.2

Financing resources

Financial assets at fair value through profit, bonds, bank loans and derivative instruments are described respectively in Notes 19, 21, 22 and 23 to the consolidated financial statements.

France Telecom’s policy in 2007 was to pre-finance the bond repayment scheduled for March 2008 very early on, for 3.3 billion euros, then to give priority to niche markets (structured EMTN (Euro Medium Term Notes), issued in Swiss francs). Issues undertaken in 2007 were all kept at a fixed rate, enabling a slight upturn in the fixed-rate part of the Group's net debt from 82.7% at December 31, 2006 to 85.5% at December 31, 2007. The average cost of refinancing undertaken in 2007 is 4.55% after currency swaps (see Note 24 to the consolidated financial statements).

The policy of the France Telecom group is to be in a position to meet its coming repayments on the basis of available cash flow and credit lines in place, for the coming twelve months and with no additional financing.

4.3.3

Exposure to market risks and financial instruments

In the context of its industrial and commercial activities, France Telecom is exposed to the market risks related to the cost of its debt and the value of certain assets denominated in currencies (investment securities in foreign companies). On the basis of an analysis of its general exposure to risks, primarily related to fluctuations in interest rates and foreign exchange rates, France Telecom uses various financial instruments within limits set by Management in terms of potential impacts on results, with the goal of optimizing its financing costs.

Management of the rate risk, the currency risk, the liquidity risk, the covenants, the counterparty risk and the management of the stock market risk are described in Note 24 to the consolidated financial statements.

4.3.4

France Telecom’s debt ratings

At December 31, 2007, France Telecom's debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.1 billion euros outstanding at December 31, 2007) includes step up clauses. This amount does not include perpetual bonds redeemable for shares (TDIRAs) whose step up clauses are described in Note 21 to the consolidated financial statements. Since no adjustment was made to France Telecom's rating, the step up clauses were not activated.

5. ADDITIONAL INFORMATION

5.1

Transition from data on a historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis is provided for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impacts of changes in method, scope of consolidation and foreign exchange on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

Data on a comparable basis is set down right up to the GOM. For items between GOM and operating income, data on a comparable basis are established only for depreciation and amortization.

¢

Group Summary

☐

Principle operating indicators

(in millions of euros)	Year ended December 31, 2006
	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	51,702	18,539	(7,824)	6,732	189,028
Changes in scope of consolidation (1)	65	(3)	(2)	6	2,315
Newly consolidated companies	360	37	(48)	52	2,903
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	115	54	(18)	14	943
Acquisition of Groupe Silicomp	106	(10)	(2)	2	1,120
Acquisition of T-Online Telecommunications Spain which became FT España ISP (Ya.com)	71	(3)	(26)	30	198
Acquisition of Groupe Diwan	22	-	-	-	156
Acquisition of VOXmobile	17	(1)	(2)	5	48
Acquisition of Top Achat Clust	10	(1)	-	-	-
Other	19	(2)	-	1	438
Companies no longer consolidated	(295)	(40)	46	(46)	(588)
Sale of Orange's mobile and Internet businesses in the Netherlands	(172)	(30)	39	(42)	(359)
Sale of France Télécom Mobile Satellite Communications (FTMSC)	(120)	(9)	7	(4)	(205)
Other	(3)	(1)	-	-	(24)
Other changes (1)	(44)	13	(4)	-	-
Foreign exchange rates fluctuations (1) (2)	(182)	(63)	3	(17)	-
Data on a comparable basis (1)	51,541	18,486	(7,827)	6,721	191,343

(1)

Unaudited data.

(2)

Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

☐

Operating expenses included in the GOM

(in millions of euros)	Year ended December 31, 2006
	Revenues	OPEX excluding	Labour expenses	GOM
		labour expenses	(wages and employee
		(wages and employee	benefit expenses)
		benefit expenses)
Data on a historical basis	51,702	(24,571)	(8,592)	18,539
Changes in scope of consolidation (1)	65	2	(70)	(3)
Other changes (1)	(44)	79	(22)	13
Foreign exchange rates fluctuations (1) (2)	(182)	102	17	(63)
Data on a comparable basis (1)	51,541	(24,388)	(8,667)	18,486

(1)

Unaudited data.

(2)

Impact of the foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

☐

Details of the transition from data on a historical basis to data on a comparable basis

The variations included in the transition from data on a historical basis to data on a comparable basis for 2006 primarily include:

-

Changes in scope of consolidation (see Note 4 to the consolidated financial statements) with primarily the impact of:

-

the full consolidation of Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective January 1, 2006 in the comparable basis data. Prior to July 5, 2006, France Telecom’s investment in the Jordan Telecommunications Company (JTC) was consolidated proportionately;

-

the acquisition of the Groupe Silicomp (ECS business segment) on January 4, 2007, effective January 1, 2006 in the comparable basis data (see Section 1: "Overview");

-

the acquisition of T-Online Telecommunications Spain (which became FT España ISP, HCS Rest of the world sub-segment), which operates under the Ya.com brand, on July 31, 2007, effective August 1, 2006 in the comparable basis data (see Section 1. “Overview”);

-

the acquisition of the Groupe Diwan (ECS business segment) on July 27, 2007, effective January 1, 2006 in the comparable basis data;

-

the acquisition of VOXmobile (PCS Rest of the world business sub-segment) on July 2, 2007, effective July 1, 2006 in the comparable basis data (see Section 1. "Overview");

-

the acquisition of Top Achat Clust (HCS France business sub-segment) on March 31, 2006, effective January 1, 2006 in the comparable basis data;

-

the disposal of Orange Internet and mobile businesses in the Netherlands (HCS Rest of the world and PCS Rest of the world sub-segment) on October 1, 20007, effective October 1, 2006 in the comparable basis data (see Section 1. "Overview");

-

and the disposal of France Telecom Mobile Satellite Communications (FTMSC France HCS business sub-segment) on October 31, 2006, effective January 1, 2006 in the comparable basis data;

-

and foreign exchange rates fluctuations between average exchange rates for 2006 and average exchange rates for 2007.

¢

Personal Communication Services (PCS)

(in millions of euros)	Year ended December 31, 2006
PCS	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	27,745	9,686	(4,183)	3,581	37,214
Changes in scope of consolidation (1)	(91)	(15)	23	(21)	(93)
Sale of Orange's mobile businesses in the Netherlands	(153)	(26)	33	(36)	(302)
Full consolidation of Jordan Telecommunications Company (JTC) subsidiaries	43	15	(7)	10	145
Acquisition of VOXmobile	17	(1)	(2)	5	48
Other	2	(3)	(1)	-	16
Other changes (1)	1	(180)	62	(125)	(1,513)
Internal reorganizations (2)	7	(167)	76	(126)	(1,513)
Other	(6)	(13)	(14)	1	-
Foreign exchange rates fluctuations (1) (3)	(117)	(57)	16	(22)	-
Data on a comparable basis (1)	27,538	9,434	(4,082)	3,413	35,608

(1)

Unaudited data.

(2)

Internal reorganization between business segments with no effect at the Group level.

(3)

Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

¢

Home Communication Services (HCS)

(in millions of euros)	Year ended December 31, 2006
HCS	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	22,487	7,265	(3,241)	2,721	134,447
Changes in scope of consolidation (1)	15	22	(24)	25	738
Sale of France Télécom Mobile Satellite Communications (FTMSC)	(121)	(9)	7	(4)	(205)
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries	79	39	(11)	5	798
Acquisition of T-Online Telecommunications Spain which became FT España ISP (Ya.com)	71	(3)	(26)	30	198
Sale of Orange's Internet businesses in the Netherlands	(25)	(4)	6	(7)	(57)
Acquisition of Top Achat Clust	10	(1)	-	-	-
Other	1	-	-	1	4
Other changes (1)	165	324	(65)	122	1,819
Internal reorganizations (2)	201	296	(76)	126	1,819
Other	(36)	28	11	(4)	-
Foreign exchange rates fluctuations (1) (3)	58	30	(21)	11	-
Data on a comparable basis (1)	22,725	7,641	(3,351)	2,879	137,004

(1)

Unaudited data.

(2)

Internal reorganization between business segments with no effect at Group level.

(3)

Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

¢

Enterprise Communication Services (ECS)

(in millions of euros)	Year ended December 31, 2006
ECS	Revenues	GOM	Depreciation	CAPEX	Average nb
			and amortization		of employees
Data on a historical basis	7,652	1,590	(402)	430	17,367
Changes in scope of consolidation (1)	141	(10)	(2)	2	1,669
Acquisition of Groupe Silicomp	106	(10)	(2)	2	1,120
Acquisition of Groupe Diwan	22	-	-	-	156
Other	13	-	-	-	393
Other changes (1)	19	(130)	(1)	3	(305)
Internal reorganizations (2)	-	(140)	-	-	(305)
Other	19	10	(1)	3	-
Foreign exchange rates fluctuations (1) (3)	(123)	(36)	8	(6)	-
Data on a comparable basis (1)	7,689	1,414	(397)	429	18,731

(1)

Unaudited data.

(2)

Internal reorganization between business segments with no effect at the Group level.

(3)

Foreign exchange rate fluctuations between the average exchange rates for 2006 and the average exchange rates for 2007.

5.2

Research and Development

Since 2004, France Telecom has given ever-increasing priority to innovation. In 2007, France Telecom thus allocated 1.7% of its revenues to innovation, i.e. 894 million euros, compared to 856 million euros in 2006 and 716 million euros in 2005. These amounts include labour expenses and other operating and investment expenses relating to research, development, and innovation on new products and services. Action is taken by the "Orange Labs" network which comprises R&D laboratories, the "Explocenter" which experiments with potential innovations alongside clients, the "Technocenter" which is responsible for industrializing the launch of new products and services while strengthening the Group's responsiveness on its markets, and the Strategic Marketing Group, which supplies all market knowledge elements.

¢

Workforce

At December 31, 2007, France Telecom employed more than 4,800 people in its R&D, Strategic Marketing - Technocenter and Technologies - Explocenter. 4,071 of them are in the R&D division, including 3,661 engineers, scientists and researchers.

¢

Organization

The France Telecom group operates in an economic context that is undergoing major changes, where a competitive advantage requires a systematic method for innovation guided by both market developments and technologies. That is why the Group has decided to unite the functions of design and new offer launches around a single marketing strategy, the Group Strategic Marketing.

The R&D laboratories, Explocenter and Technocenter are managed within the Orange Labs network, launched in January 2007 under the supervision of strategic marketing. The Orange Labs network is the world-wide innovation network for the France Telecom group. The creation of this network, whose objective is to improve the selection of innovations developed by the Group and to reduce time-to-market, was awarded the "Best Innovator 2007" prize ("Organizational Innovation Marketing partnership / R&D / Networks / IS" category), given by strategic consultants A. T. Kearney in partnership with "Les Echos" French financial paper. The Group previously received the award in 2005.

¢

Implementation of the "NExT" strategy

The Orange Labs network plays a key role in the integrated operator strategy, contributing through its development to network integration, to the enrichment of communication, information and leisure services, to the offering of new practical services, as well as the optimization and increase in value-adding of business services.

The Orange Labs network continued its transformation in 2007, in particular regarding the professionalization of software development, so as to contribute to speeding up the time-to-market of differentiating offers while ensuring high levels of quality. Thus several technical innovations from its laboratories have been integrated into Group products and services. The improvement in service quality as witnessed by customers has also been a major priority. The professionalization of players and the management of key processes, subcontractor management, certification and acknowledgement of customer feedback have thus allowed service quality to be markedly improved for the principle offers, such as the Livebox, Voice over IP or Orange TV. Furthermore, the Orange Labs network implemented continuous improvement processes so as to permanently increase its effectiveness and performance.

This transformation in the innovation process has enabled speeding up the launch of new products and services, such as the new Livebox in France, "Orange Messenger by Windows Live", the fixed-line/mobile convergence portal, the enriched voice messaging, the Liveradio, the offer "Ma fibre", as well as the larger group of offers presented during the three collections of 2007.

For businesses, the Orange Labs network is notably developing services related to migration over IP for telephony and answering services: Company Intranet access from PDA’s and Smartphones (Business Everywhere on PDA), audio or telephone call conferencing without reservations or subscriptions (Flash Meeting) and LiveBox Pro for very small businesses, etc.

Research work in the area of spoken word, sound, image and multimedia technologies mean that the IP communications (Voice over IP, IPTV) domain can be enriched. Work in the search engine domain should allow users to benefit fully from content. That is why emphasis is placed on "Video Search", faced with the observed extremely high growth in video traffic on television, Internet and mobile. France Telecom is thus strengthening its positioning on new markets, in particular content and audience.

In the area of network access, the main work is based around the home network, management of the multiple and complementary nature of access networks (mobility management in the network, multi-access terminal) and on the increased bandwidth of all access types (radio and cable-based).

In the area of core networks, main works concern fixed-line/mobile architectures, and particularly IMS (IP Multimedia Subsystem) architecture, the unification of network orders and management of quality of service aspects.

¢

Multi-country Research & Development

The Orange Labs network groups together the collaborators in nine countries and four continents. Each Orange Lab is thus immerged in a specific geographical environment enabling it to seize and anticipate the technological gaps and development of usage worldwide, facilitating partnerships and thus accelerating the Group's capacity for innovation.

It is within this context that five additional Orange Labs were created in 2007, composed of:

-

three Technocenter platforms in the United Kingdom, Poland and Jordan. Their objective is to design and market new products and services both in the countries where they are located and in the other countries where the Group is present;

-

the new Orange Lab in Cairo, Egypt. The work done in this R&D centre will enable the Group's range of services to be enhanced, creating synergies with the local environment and the Orange Labs worldwide network;

-

Orange Vallée, a special unit for rapid and light development services of the start-up type. This is aimed at new markets and will market services that are not close to France Telecom's core business.

These new structures have just been added to existing structures in France and to the seven research laboratories located in six other countries.

The San Francisco laboratory, located in a unique area in terms of its skill-set concentration in innovative technologies, is focused on key domains such as the Web 2.0 dynamic and associated communities, and their influences on company and home service offers, network resource optimizing and routing technologies, computation and storage, fixed-line or mobile search services, and content linked to advertising revenues. The Boston lab, located close to Massachusetts Institute of Technology (MIT) and Nokia and Motorola handset laboratories on the East coast of the United States, is working on the simplification of our residential or business services, using the multimedia opportunities afforded by new browsers and handset applications. The London laboratory concentrates its expertise on wireless network mobility, IMS services, handset-user interfaces and related market analyses. The laboratories in Tokyo and Seoul make it possible to monitor major developments in uses and technologies in Japan and Korea, notably on fixed-line and wireless broadband Internet and localization services. The Peking laboratory (China) is harnessing the dynamic Chinese telecommunications market and the pool of local talent to meet the needs of the Group’s various business units in various areas such as handsets, value-added services and open source software. The R&D center belonging to TP Group in Warsaw (Poland) has a dual mission: Overall, to meet the needs of this operator, as well as the needs of the whole France Telecom group, in particular in the areas of information systems, access (optics, DSL-CPEs inter-operability) network core (Siemens signaling and SHD transmission), information processing and handsets. It thus participates in the development of the Babybox (simplified Livebox).

¢

Partnerships, relations with universities, collaborative research

The Group has an active policy in strategic partnerships with leading industrial players which allows its portfolio of products and services to be quickly enriched. In this way, Unik is the result of a partnership with Ericsson, "Business Together" of a partnership with Nortel and "Orange Messenger by Windows Live" a partnership with Microsoft. France Telecom has also concluded medium-term bilateral partnerships with American, European and Asian groups which enable the forthcoming technological developments to be foreseen.

Partnerships with universities and academic institutes are covered by framework agreements (CNRS, INRIA, Supélec, Ecole Normale Supérieure, Massachusetts Institute of Technology, etc.) or bilateral research contracts. In 2007, the R&D division employed nearly 300 PhD. students and postdoctoral researchers. A particular effort is made to support doctoral students so that they may integrate more easily into professional life once they have obtained their doctorate.

France Telecom is a key player in R&D programs through various partnerships, at both national level (RNRT, RNTL, RNTS) and European level (6th European Commission framework program, EUREKA, EURESCOM). France Telecom is one of the most active operators in the Framework Program, and also takes part in initiatives created by the Industrial Innovation Agency, specifically in the Quaero European search engine project, and the Maxssim project (final development of new SIM cards).

Lastly, in France, France Telecom is involved in the various centers of competitiveness aimed at fostering synergies around innovative projects: in this way, the Group is participating in 7 such centers of excellence, including 5 with a global focus.

¢

Patents and licensing

France Telecom possesses a portfolio of 8,487 patents in France and abroad (issued or filed) and permanently strengthens this pool via the registering of new patents, with the objective of protecting its innovations and its freedom to develop. In order to capitalize on the results of R&D, some of these patents are licensed through programs such as for Turbocodes, a technology notably covering 3G mobile networks, or through patent pools for patents corresponding to standards (MP3, MPEG, DAB, DVB, W-CDMA, G729, IEEE802.11x, NFC, ISDB-T in Japan etc.). This value creation also concerns the Group’s software, including the "e-conf" PC videoconferencing software or the mobile network engineering tools. In 2007, the number of new patents registered stood at 403 (512 in 2006 and 530 in 2005). These patents come primarily from the R&D division of France Telecom SA.

¢

Management of technological interests

Within the R&D division, management of technological interests covers risk capital companies (FTTI, Innovacom3), the Innovacom Gestion management company and the FTCD holding (France Telecom Capital Development). This holding company, which represents a wholly-owned subsidiary of France Telecom, holds three types of funds:

-

corporate funds, such as FTTI, set up to create value through France Telecom’s intellectual property in exchange for stakes in tech start-ups;

-

funds under management open to third parties (Innovacom 3,4 and 5);

-

external funds (US, Canada, Japan), managed by third parties, in which FTCD has various equity interests.

5.3

Social and environmental information

Pursuant to the provisions of Article L. 225-102-1 of the French Commercial Code resulting from the Law of May 15, 2001 defining the new economic regulations (the NRE Act), France Telecom provides information on the way in which it takes into consideration the social and environmental impacts of its businesses. Data relating to these obligations is presented in Section 4, "Social and environmental information" of the Report of the Board of Management of France Telecom SA.

Over and above these legal obligations, France Telecom draws up a Company Responsibility and Sustainable Development Report, which covers all Group businesses, their social and environmental impacts, which presents Group performance and objectives in these areas.

5.4

Contractual obligations and off-balance sheet commitments

The contractual obligations and off-balance sheet commitments are described in Note 32 to the consolidated financial statements.

5.5

Events occurring after closing

The main events occurring between the closing date and February 5, 2007, the date when the accounts for the 2007 financial year were signed off by the Board of Directors, are described in Note 35 to the consolidated financial statements.

5.6

Financial glossary

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see this definition) generated over the last twelve months (excluding revenues from mobile virtual network operators - MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for Consumer fixed-line services (HCS segment): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU for Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding traffic for mobile virtual network operators (MVNO)) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 3 to the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirement: change in operating working capital requirement, plus change in other receivables, plus change in other liabilities.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on a historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases (see Note 6 to the consolidated financial statements) include:

-

Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

-

Service fees and inter-operator costs;

-

and Other external purchases: external purchases including overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT expenses, equipment purchases, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired).

GOM: gross operating margin (see Note 3 to the consolidated financial statements). Revenues less external purchases, other operating expenses (net of other operating incomes) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation. GOM is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom's management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management.

Gross operating margin: see GOM.

Growing markets: Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Mauritius, Jordan, Madagascar, Mali, Mexico, Moldavia, Poland (mobile telephony subsidiaries), Central African Republic, Dominican Republic, Romania, Senegal, Slovakia, Vanuatu, Vietnam and other markets.

Labour expenses (wages and employee benefit expenses): see OPEX.

Mature markets: France, United Kingdom, Spain, Poland (fixed-line telephony subsidiaries), Belgium, Switzerland, the Netherlands (to September 30, 2007, see Section 1. "Overview") and Luxembourg.

Net financial debt: net financial debt corresponds to the total financial liabilities excluding trade payables (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in the gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is added to net financial debt in order to offset this temporary difference (see Note 20 to the consolidated financial statements).

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated through use of the mobile network, including revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual network operators (MVNO). It represents the most relevant recurring income for the wireless business and is directly correlated with business indicators.

"Non-voice" service revenues (PCS segment): "non-voice" services revenues correspond to network revenues (see this definition), excluding revenues generated by "voice" (excluding revenues from mobile virtual network operators - MVNO). For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ring tones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses excluding labour expenses (wages and employee benefit expenses): see OPEX.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

OPEX: operating expenses (see Note 6 to the consolidated financial statements) included in the determination of the gross operating margin (GOM), including:

-

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. These are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses;

-

OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating incomes and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

OPEX excluding labour expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. France Telecom uses organic cash flow as an operational performance indicator in order to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

Other external purchases: see External purchases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 21, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer